Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: Mitsubishi UFJ Securities Co., Ltd. Subject Company: Mitsubishi UFJ Securities Co., Ltd. SEC File No. 132-02600

Interim Consolidated Financial Summary for the Fiscal Year Ending March 31, 2007	Date : October 25, 2006

Company name	Mitsubishi UFJ Securities Co., Ltd.	Stock exchange listings:	Tokyo, Osaka, Nagoya

Code number	8615	Head office:	Tokyo

(URL http://www.sc.mufg.jp/)

Representative:	Hirohisa Aoki, President

For inquiry:	Harutoshi Tsuji, General Manager of Accounting Division Phone:		(03) 6213 – 6900

Date of Board of directors with respect to the interim operating result: October 25, 2006

Parent company	Mitsubishi UFJ Financial Group, Inc.	The percentage of voting rights held by the parent company: 62.8%
(Code number: 8306)

Application of US GAAP: No

1. Consolidated financial data for the six months ended September 30, 2006

(1) Consolidated operating results	Note : Figures under million yen are rounded down.

	Operating revenue		Net operating revenue		Operating income		Ordinary income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
For the six months ended September 30, 2006	179,240	(80.8)	130,418	(64.7)	22,063	(19.1)	29,516	(44.6)
For the six months ended September 30, 2005	99,156	(47.2)	79,172	(32.5)	18,524	(109.9)	20,407	(90.1)
For the year ended March 31, 2006	309,621		256,439		91,439		96,842

<<Reference>> Ex-UFJ Tsubasa Securities

For the six months ended September 30, 2005	47,849		46,597		10,545		11,300

	Net income		Basic net income per share		Diluted net income per share
	Million yen	%	Yen	Sen	Yen	Sen
For the six months ended September 30, 2006	18,280	(16.0)	25	49	24	55
For the six months ended September 30, 2005	15,761	(37.8)	33	80	31	93
For the year ended March 31, 2006	61,188		103	22	98	54

<<Reference>> Ex-UFJ Tsubasa Securities

For the six months ended September 30, 2005	5,071		8	54	—	—

Notes 1. Equity in income of affiliates:
For the six months ended September 30, 2006	5,245 million yen
For the six months ended September 30, 2005	1,692 million yen
For the year ended March 31, 2006	3,947 million yen

<<Reference>> Ex-UFJ Tsubasa Securities

For the six months ended September 30, 2005	Δ 9 million yen
2. Average number of shares outstanding:
For the six months ended September 30, 2006	717,086,987 shares
For the six months ended September 30, 2005	466,184,336 shares
For the year ended March 31, 2006	590,827,677 shares

<<Reference>> Ex-UFJ Tsubasa Securities

For the six months ended September 30, 2005	593,744,852 shares

3.	Change in accounting policy No

4.	The percentage noted in Operating revenue and others are the rate of the increase or decrease compared to the same period in the previous year.

5.	The percentage for the six months ended September 30, 2006 represents the comparison with the results of ex-Mitsubishi Securities Co. Ltd. for the six months ended September 30, 2005. The results for the year ended March 31, 2006 are calculated as a total of the results of ex-Mitsubishi Securities Co. Ltd. for the period from April 2005 to September 2005 and the results of Mitsubishi UFJ Securities Co., Ltd. for the period from October 2005 to March 2006.

(2) Consolidated Financial Conditions

	Total assets	Net assets	Equity ratio	Net assets per share
	Million yen	Million yen	%	Yen	Sen
As of September 30, 2006	13,284,417	703,808	5.2	971	00
As of September 30, 2005	9,235,711	395,622	4.3	849	89
As of March 31, 2006	9,874,474	698,763	7.1	974	30

<<Reference>>Ex-UFJ Tsubasa Securities

As of September 30, 2005	1,973,336	243,824	12.4	410	71

Notes 1. Number of shares outstanding as of:
September 30, 2006	717,101,311 shares
September 30, 2005	465,493,108 shares
March 31, 2006	716,990,078 shares
<<Reference>> Ex-UFJ Tsubasa Securities
September 30, 2005	593,663,301 shares

2. The figures as of September 30, 2005 and March 31, 2006 previously stated as Shareholders’ equity, Shareholders’ ratio and Shareholders’ equity per share are stated as Net assets, Equity Ratio and Net assets per share, respectively.

(3)	Cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of interim period/fiscal year
	Million yen	Million yen	Million yen	Million yen
For the six months ended September 30, 2006	Δ337,806	Δ19,367	292,189	56,131
For the six months ended September 30, 2005	149,443	Δ3,742	Δ53,102	153,590
For the year ended March 31, 2006	20,906	24,815	Δ28,876	112,647

<<Reference>>Ex-UFJ Tsubasa Securities

For the six months ended September 30, 2005	494,466	Δ4,213	Δ450,735	71,673

(4)	Scope of consolidation and application of the equity method

Consolidated subsidiaries	26
Non-consolidated subsidiaries accounted for by the equity method:	—
Affiliated companies accounted for by the equity method:	6

(5)	Change in the scope of consolidation and application of the equity method

Consolidation		Equity Method
Newly consolidated:	9	Newly applied:	1
Excluded:	1	Ceased:	—

<<Reference>>

It is difficult to estimate operating result because the Company’s principal business is securities business, of which performance is highly influenced by the economic situation and market condition. However, the Company will provide its forecast for the interim period and year end when reasonably estimated, in order to promote disclosure for investors.

Mitsubishi UFJ Securities Co., Ltd.

Information on Group Companies

1. Outline of group companies

Mitsubishi UFJ Securities Co., Ltd. (the “Company”) and its affiliates (including 26 consolidated subsidiaries and 6 companies accounted for using the equity method), collectively as a member of Mitsubishi UFJ Financial Group, Inc. and hereinafter referred to as the “Companies”, are mainly engaged in the business such as trading of securities, brokerage of securities, underwriting and selling of securities, subscription and distribution of securities, private placements of securities, and other financial services, providing customers with a wide range of services for both funding and investments.

2. Diagram of group companies

Note:

1. These companies were newly added to the scope of consolidation in this interim fiscal period.

2. This company was newly added to the scope of the equity method of accounting in this interim fiscal period.

Management Policies

1. Basic Management Policies

As the core securities company of Mitsubishi UFJ Financial Group (MUFG; the Group), we at Mitsubishi UFJ Securities aim to expand our business base, increase shareholder value and realize the following:

•	Fully leverage the Group’s financial capabilities and network, create a business model that best fits financial deregulation, and actively play a leading role in creating new initiatives in the financial services industry.

•	Create an optimal sales and marketing structure to meet the needs of our customers while talking steps to solidify our presence as MUFG’s core securities company.

•	As the Group’s core securities company, establish an effective structure to deliver products and services that match a broad array of customer needs.

2. Key Issues

Broad-ranging reforms of Japan’s securities and financial markets are being pursued in accordance with Program for Further Financial Reform, announced in December 2004. The reforms aim to create a dynamic financial system, accelerating the flow of funds from savings to investment. One example is that Japan’s Financial Instruments and Exchange Law, which aims to provide an industry-wide legal framework corresponding to the increasingly integrated provision of financial services, was enacted in June 2006 and is expected to be implemented in the summer of 2007. Furthermore, with the aim of improving the functionality and trustworthiness of securities markets, the strengthening of internal control systems related to financial reporting and quarterly disclosure are expected to become legal requirements from fiscal 2008. Furthermore, as internationalization and structural change in the financial sector continue, legal reforms related to financial conglomerates are being pursued.

In this environment, while making full use of the financial capabilities and network of the Group, enhancing our corporate governance and creating a competitive and efficient operational base, we recognize that we must focus on our customers, providing them with high-quality, innovative products and services that match their needs.

On August 29, 2006, Mitsubishi UFJ Financial Group, Inc. (MUFG, Inc.) and Mitsubishi UFJ Securities announced the signing of a basic agreement to make Mitsubishi UFJ Securities a wholly-owned subsidiary of MUFG, Inc. We are now making preparations for the share exchange that is expected to take place on March 31, 2007, subject to approval by our shareholders and the relevant authorities. We believe that through the proposed share exchange we can further strengthen our securities and investment banking business and maximize synergies among MUFG’s bank, trust bank and securities company by accelerating the exchange of personnel, utilizing the Group’s customer base and collaborating within the Group network. We will continue to make every effort to provide integrated, high-quality services in a comprehensive and timely manner to meet the increasingly diverse and sophisticated needs of our customers at home and abroad. Through these efforts, we aim to enhance the corporate value of the whole Group for all its stakeholders, including our shareholders receiving MUFG shares in the proposed share exchange.

3. Medium-term Corporate Strategy

(1) Increase Customer Assets

We recognize that one of our key challenges is to increase customer assets under management. To achieve this, it is essential that we expand our customer base by strengthening our own sales organization while also developing the securities intermediary business within the Group. In our own sales organization, we aim to provide service efficiently while enhancing sales activities by strengthening both online and in-person channels. For example, as regards online channels, we will improve our capabilities in areas such as internet trading and telephone trading. Further, through reforms of our branch operations, we are centralizing and standardizing our sales operations, whereby we will be able to enhance the quality of operations and services, and provide a more uniform offering of products and services. This will also enable us to effectively utilize our human resources to cultivate customer relationships through our in-person sales activities with the aim of strengthening sales of investment trusts and other products. In addition, we are utilizing Group customer contacts to focus on the securities intermediary business through Group companies and provide customers with a diverse array of products and services. In these ways, we aim to expand our base of securities business customers.

(2) Strengthen Secondary Market Equity Business

In order to expand our secondary market equity business we are working to increase business with a broad range of customers in Japan and overseas. Specifically, we intend to strengthen domestic and overseas sales and improve our infrastructure for risk management, research, and settlement support functions. We also aim to enhance our market presence by providing comprehensive solutions that link the secondary market business, underwriting, research and other aspects of our capabilities.

(3) Reinforce Investment Banking Business

In our investment banking business, we aim to provide specific solutions to our customers’ issues through a sector-based customer coverage system, precisely identifying customer needs and providing proposals that deal with their issues. To more effectively leverage the Group’s customer base we will also strengthen cooperation within the Group as regards business with large corporations and actively address our capital markets business with banking customers, which combines banking and securities functions.

4. Targets

By fiscal 2008 we aim to secure a steady Return on Equity (ROE) of 10%.

5. Basic Dividend Policy

Our basic dividend policy is to provide appropriate and sustainable returns to shareholders while striving to strengthen our financial base in order to withstand market fluctuations and also to retain sufficient internal reserves for future business expansion. In order to further strengthen our operational base, we will strive to use shareholders’ funds effectively and aim to maximize shareholder value.

6. Other Important Management Matters

None.

Operating Results and Financial Position

1. Summary of the Interim Period

In the interim period under review (the six-month period from April 2006 to September 2006), the recovery of the Japanese economy continued, led by a steady increase in private sector demand and a strong performance from exports. Capital expenditure increased, reflecting an increase in the expected economic growth rate, and despite negative factors such as unseasonable weather, consumer spending was resilient as a result of an improved supply/demand balance in the labor market and increased employees’ income. Exports, mainly those to the U.S. and Asia, increased, and production increased across a wide range of sectors. However, information technology-related inventory backlogs have reached high levels and inventory adjustments have become a cause for concern. Furthermore, the slowdown of the U.S. economy has led to some uncertainty in the economic outlook.

In the stock market, the Nikkei Stock Average traded at a high level at the beginning of the fiscal period and reached a high for the period of 17,563.37 yen on April 7. However, fears of a slowdown in the U.S. economy and predictions of a progressive weakening of stock prices globally resulted in a declining trend and the Nikkei Stock Average reached a low of 14,218.60 yen on June 13. Following this, overseas stock markets improved and with the upswing in the domestic business climate, Japanese stock prices improved and the Nikkei Stock Average reached 16,385.96 yen on September 5. Following a temporary decline due to concerns over the economic slowdown in the U.S. and Japan, the Nikkei Stock Average at the end of September was 16,127.58 yen.

In the bond market, following the ending of quantitative easing measures by the Bank of Japan, long-term interest rates trended upwards and in mid-May the ten-year Japanese government bond (JGB) yield rose above 2.0%. However, against a background of receding expectations of an early rise in interest rates as well as capital flows resulting from a decline in the stock market, the ten-year JGB yield fell to the 1.7% level in mid-June. After this, and prior to the ending of the zero interest policy in July, long-term interest rates increased but then declined again from mid-July as the perception that further increases in interest rates would be gradual gained strength. Furthermore, after revisions to the calculation of Japan’s Consumer Price Index (CPI) led in the latter half of August to CPI figures that were lower than market expectations, predictions of further interest rate rises in 2006 significantly lessened and at the end of September the ten-year JGB yield declined to the 1.6% level.

(1) Business Performance

Under the above-mentioned circumstances, consolidated operating revenue for the first half of the fiscal year was 179.240 billion yen (180.8% of the amount in the first half of the previous fiscal year) and consolidated recurring income for the period was 29.516 billion yen (144.6% of the amount in the first half of the previous fiscal year). Consolidated net income for the period was 18.280 billion yen (116.0% of the amount in the first half of the previous fiscal year).

Note: Comparisons with the interim period of the previous fiscal year are comparisons with the results of the former Mitsubishi Securities Co., Ltd. for the interim period of the previous fiscal year.

The following is an outline of the main consolidated revenue and expense items for the interim period under review.

	Commissions

Total commissions in the interim period were 68.081 billion yen (168.4% of the amount in the first half of the previous fiscal year). The breakdown is as follows:

a.	Brokerage Commissions

The average daily trading volume on the Tokyo Stock Exchange during the interim period (total of domestic common shares) for the interim period was 1.915 billion shares (92.9% of the amount in the first half of the previous fiscal year), and the average daily trading amount was 2.5767 trillion yen (152.3% of the amount in the first half of the previous fiscal year). Our equity brokerage commissions were 24.563 billion yen (135.5% of the amount in the first half of the previous fiscal year) and bond brokerage commissions were 99 million yen (141.6% of the amount in the first half of the previous fiscal year).

b.	Underwriting and Selling Commissions

In the equity primary market, despite the downturn in the stock market after April, financing for publicly traded companies was buoyed by several large transactions and expanded compared to the interim period of the previous fiscal year. In Japan, Mitsubishi UFJ Securities was the lead manager in two transactions, one public offering and sale and one J-REIT. Further, the initial public offering (IPO) market continued to be active and we were lead manager on a total of eight IPOs in Japan, seven regular IPOs and one J-REIT.

In the bond primary market, the market for domestic corporate straight bonds and FILP (Fiscal Investment and Loan Program) agency bonds declined in scale during the interim period under review. In Japan, Mitsubishi UFJ Securities was lead manager for 44 corporate straight bond issues, 12 FILP agency bonds and four municipal bonds.

As a result of the above factors, underwriting and selling commissions for the interim period were 5.826 billion yen (105.5% of the amount in the first half of the previous fiscal year).

c.	Subscription and Distribution Commissions

The majority of subscription and distribution commissions were received from handling commissions on the subscription for and distribution of investment trusts. In the interim period, we launched such products as the Man IP 220 International Principal Protected Fund 2, which carries out alternative investment management, and the Kokusai Japan Medium & Small Cap Stock Target Fund II and the Mitsubishi UFJ Japan Active Plus fund, which mainly invest in Japanese equity. We also focused on continuing to offer monthly dividend funds such as Global Sovereign Open (Monthly Settlement Type) and the Global Property Three Asset Class Fund (Monthly Settlement Type). Further, to respond to the diverse needs of corporate customers, we also focused on continuing to offer privately-placed investment funds.

As a result of the above factors, in the interim period we handled the subscription and distribution of 2.6648 trillion yen of investment trusts (223.5% of the amount in the first half of the previous fiscal year), and subscription and distribution commissions were 14.659 billion yen (348.0% of the amount in the first half of the previous fiscal year). In addition, on an issued amount basis, the outstanding balance of investment trusts (including foreign investment trusts) at the end of the interim period was 3.9581 trillion yen (104.5% of the amount in the first half of the previous fiscal year).

d.	Other Commissions

Other commissions included agency fees from investment trusts, commissions related to our securitization and real estate financing business, commissions from our mergers and acquisitions (M&A) business and financial advisory business, and sales commissions for investment annuities. Regarding securitization, we were the lead agent in private placements of five securitized products backed by loans, two securitized products backed by leases, and one securitized products backed by installment payments, as well as carrying out 39 arrangements in our real estate securitization business. In M&A, we utilized our domestic and overseas M&A network and close alliance with Group banks to achieve good results in meeting customer demand related to industry and business reorganization, business succession, business revitalization and cross-border M&A. In investment annuities, we focused on the offering of a Dai-Ichi Mutual Life Insurance Company’s fixed amount investment annuity in addition to existing products (investment-type insurance annuities).

As a result of the above factors, other commissions for the interim period were 22.862 billion yen (185.0% of the amount in the first half of the previous fiscal year).

‚	Net Gains (Losses) on Trading

In equities, we continued to employ a range of domestic equity trading methods. However, as a result of the sudden drop in stock prices in May and June, the flow of transactions from customers declined. After July, the stock market began to recover but the recovery was sluggish and the trading environment was difficult. In overseas equities, U.S. real estate market conditions entered a period of adjustment amid apprehension over a slowdown, and as a result, trading volumes in U.S. equities were flat.

In bonds, following large fluctuations in long-term interest rates from the beginning of the period, the market showed a rapid decline. However, we steadily accumulated revenue from over-the-counter trading. As well as actively participating in bidding for government issued bonds, we also focused on sales of inflation-indexed JGBs and JGBs for individual Investors as these grew in popularity along with economic recovery. Further, in our derivatives business, through swap transactions and others aimed at enhancing yields, trading continued to produce steady revenues through the provision of a range of transactions matched to customer requirements. By making efforts to improve our new product line-up in our structuring business, including alternative investment products, we have strengthened our ability to offer solutions tailored to customer requirements.

As a result of the above factors, net gains on trading for the interim period were 0.435 billion yen in equities (5.9% of the amount in the first half of the previous fiscal year), 33.910 billion yen in bonds (116.2% of the amount in the first half of the previous fiscal year), and 22.709 billion yen in other trading (0.644 billion yen for the first half of the previous fiscal year). As a result, total net gains on trading were 57.056 billion yen (153.4% compared to the first half of the previous fiscal year).

ƒ	Net Financial Revenues

Financial revenues in the first half of the fiscal year were 50.854 billion yen (236.3% of the amount in the first half of the previous fiscal year) and financial expenses in the first half of the fiscal year were 48.822 billion yen (244.3% of the amount in the first half of the previous fiscal year). As a result, net financial revenues in the first half of the fiscal year were 2.032 billion yen (132.1% of the amount in the first half of the previous fiscal year).

„	Selling, General, and Administrative Expenses

Due to the merger and subsequent addition of new consolidated subsidiaries, as well as the expansion of business collaborations and vigorous advertising activities, selling, general and administrative expenses in the first half of the fiscal year were 108.354 billion yen (178.7% of the amount in the first half of the previous fiscal year).

2. Financial Position

(1) Results of Cash Flows

Regarding the results of cash flows, net cash provided by operating activities amounted to 337.806 billion yen partly due to the increase in the long position in trading assets. Net cash used in investing activities was 19.367 billion yen, reflecting the acquisition of software for system upgrades and the increase in call loans. Net cash used in financing activities totaled 292.189 billion yen partly due to the increase in short-term borrowings and commercial papers, as well as the issuance of bonds by the subsidiaries. As a result, at the end of the first half of the fiscal year, the balance of cash and cash equivalents decreased to 56.131 billion yen, compared with the balance as of the end of the previous fiscal year, which was 56.515 billion yen.

In addition, we have continuously strived for efficient financial management by utilizing our flexible and solid financial base; for instance, we have obtained funding from regional banks and also concluded a subordinated loan agreement for which the Bank of Tokyo-Mitsubishi UFJ, Ltd. acts as the syndication arranger.

Operating Results and Financial Position

3. Risk Factors

We have identified the following as risk factors pertaining to our business and financial condition that may have the potential to significantly impact investors’ decisions. In the interests of active disclosure to our investors, we have included below matters we consider significant for investment decisions though they may not necessarily fall under the risk factors category. Based on our awareness of the following risks, we make every effort to avoid them and to respond to them should they be realized. However, we cannot guarantee that we will always successfully avoid risks or respond to the realization of risks sufficiently.

(1) Position as the Core Securities Company of the Group

Mitsubishi UFJ Securities is a consolidated subsidiary of MUFG, Inc., and through MUFG’s integrated business group system we conduct our business in close cooperation with the integrated business groups. Our principal businesses are: (i) trading in securities, acting as agent, broker or intermediary in such transactions; (ii) underwriting and distributing securities; (iii) the subscription, distribution and private placement of securities; (iv) trading in derivatives; and (v) providing advisory services regarding mergers and acquisitions and asset securitization. We also engage in the consignment of the securities intermediary business and the capital markets business with banking customers to financial institutions and other parties. Through related companies, we also engage in businesses such as investment trust management and asset management.

Mitsubishi UFJ Securities concluded a management alliance agreement with MUFG, Inc. as well as various business alliance agreements with Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking Corporation, all with the aim of realizing maximum Group synergies. Under the management alliance agreement, MUFG, Inc. advises and consults* on matters, including risk management, where necessary to ensure the sound and proper business operations of the Group and the continued business development of Mitsubishi UFJ Securities. Under the business alliance agreements, Mitsubishi UFJ Securities offers its products and services in collaboration with Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking Corporation and provides advice in a broad range of areas. Ultimately, each agreement is designed to ensure profit growth at Mitsubishi UFJ Securities as well as the Group as a whole. Guided by the aforementioned agreements, we aim to augment our management structure and Group collaboration from a consolidated perspective.

On August 29, 2006, MUFG, Inc. and Mitsubishi UFJ Securities announced the signing of a basic agreement to make Mitsubishi UFJ Securities a wholly-owned subsidiary of MUFG, Inc. We are now making preparations for the share exchange that is expected to take place on March 31, 2007, subject to approval by our shareholders and the relevant authorities. We believe that through the proposed share exchange we can further strengthen our securities and investment banking business and maximize synergies among MUFG’s bank, trust bank and securities company by accelerating the exchange of personnel, utilizing the Group’s customer base and collaborating within the Group network. We will continue to make every effort to provide integrated, high-quality services in a comprehensive and timely manner to meet the increasingly diverse and sophisticated needs of our customers at home and abroad. Through these efforts, we aim to enhance the corporate value of the whole Group for all its stakeholders, including our shareholders receiving MUFG shares in the proposed share exchange.

If we are unable to complete the share exchange and in the future the Group’s policies or the terms of our agreements with other Group companies change significantly, our business operations and financial performance could be significantly affected.

(2) Changes in Financial Position and Results of Operations / Risk Management and Compliance

1) Changes in Financial Position and Results of Operations

Our securities and investment banking businesses are affected by domestic and overseas economic conditions and market trends, and commissions received and net gains (losses) on trading are highly susceptible to change. To the extent possible, we aim to establish a revenue structure that is resilient to the effects of changes in economic conditions or market trends. To achieve this, we aim to: diversify our sources of income in the corporate and wholesale businesses; strengthen our business base in the retail business; manage the various types of risk described in subsection (2), “Risk management and compliance”; work to achieve a thorough reduction in costs; and develop systems for close cooperation with the Group.

Despite the policies we adopt in this regard, the nature of our business (including the nature of our business as compared to other industries) means that economic conditions and market trends will have some unavoidable effect on our financial position and results of operations. Consequently, we cannot guarantee that we will avoid changes in commission amounts received and in net gains (losses) on trading, or that the diversification of our sources of income will proceed favorably.

In addition, our results may be directly or indirectly affected by changes in laws, regulations and ordinances, unpredictable and uncontrollable damage to infrastructure, disasters, war, terrorism, and similar factors.

2) Risk Management and Compliance

We have established a Risk Management Meeting composed of Company directors to handle risk management associated with our business operations. Our board of directors has given the Risk Management Meeting the mandate to make decisions on important matters pertaining to risk management, receive reports on the status of market risk, credit risk and liquidity risk from each major risk management department, and develop the systems required to carry out appropriate risk management.

We have established, as advisory bodies to the Risk Management Meeting, (i) a Market-related Risk Management Committee, which conducts cross-divisional deliberations on risk management status and other matters, (ii) an Information Security Committee, which develops and maintains information security systems and works to protect personal information, and (iii) an Operating Risk Management Committee, which engages in comprehensive detection of operating risks and develops effective improvement measures.

Each major risk management department is independent of the sales and product sections for the relative risk, and adopts a management system with checks and balances. When handling a new product or starting a business, the Risk Management Meeting decides whether to approve or reject a proposed product or business after deliberations on risk are conducted by each major risk management department.

For the Group’s overall risk management, we engage in consultations with MUFG based on our management alliance agreement. In addition, Mitsubishi UFJ Securities International plc and our other overseas subsidiaries are working to develop their risk management systems under our direction. Through such measures, we are undertaking management of the following major risks, but we cannot guarantee that we will be able to completely avoid the effects of these risks on our business.

a. Trading Risk

We engage in trading with the objective of providing products and services through the securities markets that respond to diverse customer needs. Various trading positions occur as a result. The major risks materializing in the course of trading that may have a significant impact on our financial position include: (i) market risk, which is the risk that we will incur losses due to changes in the market value (the market price and volatility of equities, interest rates, foreign exchange and commodities) of the financial products that we hold; and (ii) credit risk, which is the risk that we will incur losses due to a worsening of the financial position of borrowers, securities issuers, counterparties in market trades, counterparties to agreements and other relevant parties as well as the nonperformance of agreements and additional factors.

The Risk Management Meeting manages market risk by setting, every six months, an upper limit for the acceptable total amount of market risk and amount of losses. The Risk Management Meeting formulates a method for managing credit risk, issuer risk and country risk. Credit risk is managed on an individual trade basis with the Risk Management Meeting determining whether to provide credit. For issuer risk, our fundamental principle is the use of portfolio management with the objective of avoiding concentrations of risk. For the securities that we hold, the Risk Management Meeting manages risk by setting limits based on the credit rating of the issuer. The Risk Management Meeting manages country risk by establishing limits based on the amount of country risk each issuer is exposed to.

Through management of these risks, we aim to identify, control and avoid the risks inherent in trading, but we cannot guarantee that we will be able to sufficiently avoid large losses in the course of our trading business.

b. Brokerage Business Risk (broker, intermediary and agency functions)

In our brokerage business, profits may decrease substantially if investors’ demand for investments declines due to market downturns or other factors. Our brokerage business requires a large amount of fixed expenses (personnel costs, real estate costs, depreciation, etc.) in order to develop and maintain the infrastructure necessary to conduct business. We are continuously implementing measures to improve our brokerage business efficiency, and in the future we will continue to strive to achieve cost reductions.

We may experience a substantial decrease in our brokerage business profits in the future due to changes in the market environment such as market downturns. Additionally, we may experience a major deterioration of our profits regardless of efforts to reduce costs.

c. Investment Banking Business Risk

Our investment banking business consists mainly of: (i) the underwriting, subscription and distribution of publicly-traded companies’ securities, (ii) initial public offerings, (iii) advisory services relating to investor relations, (iv) advisory services regarding the securitization of various types of assets, and the underwriting, subscription and distribution of securitized products, and (v) advisory services relating to mergers and acquisitions.

Our business in this sector is naturally affected by economic conditions and market trends, and therefore fee income is highly susceptible to change. Furthermore, if we are unable to sell underwritten securities smoothly due to market declines or other circumstances, there is a risk that we will incur losses.

We also engage in medium- to long-term investment, using our own capital, which targets companies not yet publicly traded and securitization-related products. In such cases, we engage in investment with the intention of receiving investment profit through profit distribution from the investment or resale after an increase in the value of the investment. However, long periods may be required to recoup such investment or we may incur losses due to factors such as low liquidity of the investment and/or the uncertainty of investment profits.

d. Liquidity Risk

The securities business, our major business, requires a large amount of funds and as such necessitates the procurement of funds in a flexible and stable manner. Liquidity risk is the risk of incurring losses by not being able to trade at an appropriate level as a result of factors such as market conditions or credit position. Liquidity risk is comprised of: (i) funding liquidity risk (financing risk), the risk that we will incur losses as a result of not being able to procure, at an appropriate price, the necessary funds to execute trades or other business; and (ii) product liquidity risk, the risk that we will incur losses as a result of not being able to trade the volume required at an appropriate level.

Of the liquidity risks, funding liquidity risk is in particular a difficult risk to avoid for market participants. When carrying out transactions, we manage our cash position by analyzing the characteristics of cash flows, such as the degree of certainty of cash flows and their timing, and develop contingency plans for financing methods in times of emergency. These contingency plans consisting of alternative financing methods such as secured financing or the sale of highly liquid assets. The Risk Management Meeting manages product liquidity risk by taking into account the market size (depth) of the trade and other factors, and when necessary, establishing a product liquidity framework and striving to minimize the normally assumable risk. Nevertheless, in the event that a funding liquidity risk materializes and there is a marked deterioration in financing conditions, or in the event that there is a marked deterioration in the liquidity of the financial products we hold, there may be constraints on our ability to smoothly execute our business.

Additionally, we are working to maintain and improve our credit rating, but if our credit rating falls, it may become difficult to smoothly fund or re-fund debt, and there is therefore a risk of constraints on our business. To respond to this, we have concluded Keep Well Agreements for credit enhancement with MUFG, Inc. and the Bank of Tokyo-Mitsubishi UFJ. Through these measures we are maintaining a high credit rating and developing a flexible and stable financing base.

e. Information Asset Risk and Other Operational Risks

Information asset risk is the risk that we will incur losses through the loss, falsification, improper use or disclosure to external parties of information or the failure, stoppage, malfunction or improper use of information technology systems.

We have established the Information Security Committee as an advisory body to the Risk Management Meeting, and are working to develop and maintain our information security systems, but we cannot guarantee that we will always be able to sufficiently avoid being affected by information asset risk.

We have made a significant investment in our computer systems. However, the related depreciation costs and maintenance and operating costs may also affect our financial position and results of operations.

Other operational risks include:

Operating Risk:	The risk that we will incur losses due to a failure to conduct internal processes properly, or due to accidents or improprieties occurring in the course of internal (transaction management) processes.

Legal Risk:	The risk that we will incur losses due to insufficient consideration of and response to laws and regulations in respect of transactions and contracts (including the risk that we will incur losses due to insufficient response to changes in laws and regulations).

Reputational Risk:	The risk that we will incur losses (or fail to realize potential gains) as a result of damage to our reputation caused by the materialization of risks, problems with customers, the occurrence of misconduct and other circumstances (including the risk that our reputation will be damaged and we will incur losses due to the spreading of rumors and information by third parties, regardless of whether such rumors and information have any factual basis).

As regards operating risk, we have established the Operating Risk Management Committee, an advisory body to the Risk Management Meeting, in order to engage in comprehensive detection of operating risks and to develop effective improvement measures. For legal risk, we are working to ensure processes able to sufficiently consider, as necessary, the opinions of legal experts from both inside and outside the Company. Regarding reputational risk, we are fully aware that trust and reliability are key pillars of our business, and are striving to ensure that at all times we engage in appropriate conduct in our transactions with customers, prevent unfair trading, and the like, through the use of various regulations, procedures and other systems.

We are striving to accomplish the following as the basis of our overall operational risk management: (i) ensure precision and reliability in our operations; (ii) clarify the procedures and means of authorization within our business; and (iii) ensure functional internal controls. Furthermore, we have introduced Control Self Assessment (CSA), under which risk is managed through a process of self-evaluation by business managers. However, we cannot guarantee that as a result of these measures we will always be able to sufficiently avoid being affected by the risks noted above.

f. Compliance with Laws and Regulations

Securities companies and officers and employees of securities companies must, in the course of engaging in the securities business, comply with a variety of laws, regulations and ordinances such as Japan’s Securities and Exchange Law. A violation of the applicable laws could lead, depending on the nature of the violation, to punishment or orders from the relevant authorities as well as to damage to our reputation. Furthermore, litigation may be commenced against us and we may be required to pay large amounts in compensation for damages. Such situations may cause us to incur losses (or fail to realize potential gains) and our financial position and results of operations may be affected.

In response to these risks, we have identified the development of a compliance system as one of our most important management tasks, and we are striving to enhance this system. However, we cannot guarantee that as a result of measures such as this we will always be able to sufficiently avoid being affected by risks pertaining to compliance.

As a Personal Information Handling Enterprise we are subject to the provisions of the Japan’s Personal Information Protection Law as regards the protection of personal information. The objective of the Personal Information Protection Law is the protection of individuals’ rights and interests, and it establishes obligations for the appropriate handling of personal information by Personal Information Handling Enterprises. In the event of an irregularity in the handling of personal information, the competent minister may impose an administrative disposition such as a recommendation or order. Violation of an order from the competent minister is punishable under criminal law. Under the Personal Information Protection Law, the competent minister may request a report from any Personal Information Handling Enterprise. Criminal punishment may be imposed in the event that such a report is not forthcoming or contains falsities. In addition, customers may request compensation for damages if their personal information is disclosed. In such circumstances, we may suffer damage to our credibility.

3) Competition

The Japanese financial and securities markets are seeing increased deregulation, the spread of online securities trading, the expansion of business within Japan by foreign investment banks, new entries into the securities business from other industries, and other changes. Financial deregulation and the spread of online trading have resulted in growing business opportunities for us, but competition is intensifying as new competitors enter the securities business. Specifically, price competition has emerged as a result of the downward pressure on commissions and other income generating opportunities due to the rapid spread of commission-based services offered by online securities companies. Furthermore, competition with foreign securities companies is increasing as they expand their operations in the underwriting and corporate advisory services fields of the Japanese market. Additionally, the substantial consolidation occurring in Japan’s financial industry has resulted in the emergence of competing comprehensive financial institutions offering a broad range of financial services. In the event that we are unable to adequately compete in an operating environment rendered more competitive due to deregulation, our financial position or results of operations may be affected.

4) Legal Regulations

In order to manage the various risks inherent to Japanese securities companies, such as changes in the price of the securities we hold, we are required by the Securities and Exchange Law to maintain a regulatory capital adequacy ratio of 120%. In the event that we are unable to maintain this level, we would be subject to a range of orders including an order to change our business methods. As of the end of September 2006, our regulatory capital adequacy ratio was 501.5%.

Furthermore, in order to protect customer assets, securities companies are required by Japan’s Securities and Exchange Law to clearly separate any securities or cash in their possession that relates to customers’ trades, and any securities or cash held by the securities company itself. The status of this separation is periodically reviewed through inspections by the Financial Services Agency (FSA), the regulatory body for securities companies, audits by the Japan Securities Dealers Association, and internal audits. In addition, companies are required to undergo a yearly audit by an auditing firm or certified public accountant.

Securities companies must comply with a range of other regulations, and in the event that any such regulations with which we must comply are changed or new such regulations are added, it may affect our operations. Furthermore, when we engage in the securities business through overseas subsidiaries (see subsection 5), “Overseas Business”), we must comply with the various legal regulations of the countries in question. In the event that those legal regulations change as a result of the policy of a foreign government, our overseas operations may be affected.

5) Overseas Business

Mitsubishi UFJ Securities’ main overseas bases are made up of seven overseas subsidiaries and one representative office (Beijing). The subsidiaries are: Mitsubishi UFJ Securities International plc in the United Kingdom; Mitsubishi UFJ Securities (USA), Inc. in the United States; Mitsubishi UFJ Securities (HK) Holdings, Limited and its two subsidiaries (Mitsubishi UFJ Securities (HK) Capital, Limited and Mitsubishi UFJ Securities (HK), Limited) in Hong Kong; Mitsubishi UFJ Securities (Singapore), Limited, in Singapore; and Ling Zheng Investment Consulting (Shanghai) Co., Ltd., a subsidiary of Mitsubishi UFJ Securities (HK) Holdings, Limited in Shanghai.

Through collaboration in Japan and overseas, the securities and other business conducted in these overseas subsidiaries fulfill an important role in the provision of better products and services to our customers. However, changes in the business environment in economies and markets in Japan and overseas may affect the business of these overseas bases. Furthermore, changes in local laws and regulations may affect the business of our overseas subsidiaries. In respect of our overseas operations, as with the risks confronting our domestic operations, we are striving to develop and improve systems for the avoidance of business and legal risk and for risk management.

6) Uncertainty in Accounting Estimates

With respect to the following accounting items recorded in our consolidated financial statements, we conduct our accounting by adopting the best and most rational method from the available estimation methods and procedures and calculate amounts based on reasonable assumptions and the most objective information available. However, due to the inherent uncertainty of estimates and due to changes in the environment and other factors in the period leading up to finalization of the estimates, errors may arise in estimations based on assumptions and information established earlier. This may have an effect on our financial position and results of operations from the subsequent accounting period onward. Where an event that arises after the accounting period ends (a post-balance sheet event) for which the material cause already existed as of the accounting date, and it is determined that additional or more objective evidence should be provided, the financial statements for the term in question will be revised.

(1)	Trading assets

(2)	Operating investment securities / Securities and investment securities (other securities)

(3)	Tangible fixed assets / intangible fixed assets

(4)	Allowance for doubtful accounts

(5)	Deferred tax assets

(6)	Accounting for pension benefits

(Mitsubishi UFJ Securities Co., Ltd.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(Millions of yen)

ASSETS
Description	As of September 30, 2006 (A)		As of September 30, 2005 (B)		Variance (A) - (B)		As of March 31, 2006		<<Reference>> Ex-UFJ Tsubasa Securities
									As of September 30, 2005
Current assets		13,134,351		9,139,938		3,994,412		9,715,916		1,907,074
Cash and bank deposits		161,906		277,767	Δ	115,861		215,847		71,713
Cash segregated for customers and others		115,663		57,308		58,354		113,860		45,495
Trading assets		5,671,157		3,569,125		2,102,031		4,386,941		719,908
Trading securities		5,236,192		3,282,906		1,953,286		4,010,545		705,312
Derivatives		434,964		286,219		148,744		376,395		14,596
Trading receivable		83,815		—		83,815		294,343		7,070
Operating investment securities		33,701		—		33,701		33,862		635
Operating loans receivable		1,950		—		1,950		9,041		2,939
Margin account receivables		163,820		90,969		72,851		205,820		61,307
Loans on margin transactions		139,276		56,511		82,765		177,184		59,374
Cash collateral pledged for securities borrowing on margin transaction		24,544		34,458	Δ	9,914		28,635		1,933
Loan secured by securities		6,685,855		4,933,926		1,751,928		4,305,342		942,357
Cash collateral pledged for securities borrowing		6,685,855		4,933,926		1,751,928		4,305,342		942,357
Advance payments		1,152		7,421	Δ	6,269		2,026		4,070
Payments for subscription		—		8	Δ	8		—		—
Short-term guarantee deposits		100,943				100,943		75,897		24,033
Short-term loans		12,105		2,225		9,880		1,314		1,459
Parent company stock		930		907		22		1,095		—
Securities		600		22,126	Δ	21,525		1,342		—
Deferred tax assets		10,349		9,778		571		13,382		1,844
Other current assets		90,519		168,416	Δ	77,896		55,982		24,324
Allowance for doubtful accounts	Δ	121	Δ	44	Δ	77	Δ	184	Δ	87
Non-current assets		150,066		95,773		54,293		158,558		66,262
Tangible fixed assets		32,825		22,594		10,230		32,927		10,679
Intangible fixed assets		21,097		11,231		9,866		20,163		8,852
Investment and others		96,142		61,947		34,195		105,466		46,729
Investment securities		78,446		48,205		30,241		86,442		40,197
Long-term loans		725		755	Δ	30		769		86
Long-term guarantee deposits		14,732		11,240		3,491		15,431		4,733
Deferred tax assets		341		829	Δ	488		786		—
Other investments		4,035		2,662		1,373		4,189		2,011
Allowance for doubtful accounts	Δ	2,137	Δ	1,745	Δ	392	Δ	2,152	Δ	299

Total assets		13,284,417		9,235,711		4,048,705		9,874,474		1,973,336

(Mitsubishi UFJ Securities Co., Ltd.)

(Millions of Yen)

LIABILITIES
Description	As of September 30, 2006 (A)	As of September 30, 2005 (B)	Variance (A) - (B)		As of March 31, 2006	<<Reference>> Ex-UFJ Tsubasa Securities
						As of September 30, 2005
Current liabilities	11,862,836	8,211,856		3,650,979	8,426,782	1,696,355
Trading liabilities	4,086,733	2,256,749		1,829,984	3,405,616	662,943
Trading securities	3,663,070	1,950,538		1,712,532	3,026,768	647,930
Derivatives	423,662	306,210		117,452	378,847	15,012
Trading payables	—	63,039	Δ	63,039	—	—
Margin account payables	37,195	14,123		23,071	50,421	25,011
Borrowing on margin transactions	24,456	1,737		22,718	32,535	18,061
Cash received for securities lending on margin transaction	12,738	12,386		352	17,886	6,949
Borrowing pledged by securities	6,082,246	4,929,845		1,152,401	3,695,401	646,654
Cash collateral received for securities lending	4,719,160	4,633,047		86,113	3,397,398	646,654
Borrowing on Gensaki transaction	1,363,085	296,797		1,066,287	298,002	—
Deposits received	108,581	46,900		61,680	94,216	43,366
Guarantee deposits received	198,155	127,224		70,930	133,835	13,223
Short-term borrowings	901,131	422,904		478,226	826,489	255,148
Current portion of long-term borrowings	145,632	76,179		69,452	25,494	—
Commercial paper	211,800	219,800	Δ	8,000	104,800	35,000
Current portion of corporate debts	23,094	9,773		13,320	14,851	—
Income tax payables	6,827	798		6,028	21,051	4,261
Other current liabilities	61,437	44,516		16,921	54,601	10,745
Non-current liabilities	715,607	625,112		90,495	745,058	31,952
Corporate debts	353,298	200,405		152,893	255,665	—
Convertible corporate debts	49,689	49,165		524	49,165	—
Long-term borrowings	279,882	355,901	Δ	76,019	400,735	18,000
Deferred tax liabilities	16,825	5,248		11,576	21,984	8,099
Accrued pension benefits	15,202	13,675		1,526	16,355	5,683
Other non-current liabilities	708	715	Δ	6	1,152	169
Statutory reserves	2,165	1,574		591	2,027	433
Reserve for securities transaction liabilities	2,165	1,574		591	2,027	433

Total liabilities	12,580,609	8,838,543		3,742,066	9,173,867	1,728,741

Minority interests	—	1,546		—	1,843	770

(Mitsubishi UFJ Securities Co., Ltd.)

(Millions of Yen)

SHAREHOLDERS’ EQUITY
Description	As of September 30, 2006 (A)		As of September 30, 2005 (B)		Variance (A) - (B)	As of March 31, 2006		<<Reference>> Ex-UFJ Tsubasa Securities
								As of September 30, 2005
Common stock		—		65,518	—		65,518		25,107
Additional paid in capital		—		228,548	—		417,513		154,072
Retained earning		—		101,971	—		202,592		55,399
Net unrealized gain on investment securities		—		8,505	—		21,203		12,615
Cumulative currency translation adjustment		—	Δ	1,032	—		1,056		—
Treasury stock		—	Δ	7,890	—	Δ	9,121	Δ	3,369

Total shareholders’ equity		—		395,622	—		698,763		243,824

Total liabilities, minority interests and shareholders’ equity		—		9,235,711	—		9,874,474		1,973,336

NET ASSETS

Owners’ equity		680,272		—	—		—		—
Common stock		65,518		—	—		—		—
Additional paid in capital		417,452		—	—		—		—
Retained earning		206,331		—	—		—		—
Treasury stock	Δ	9,030		—	—		—		—
Valuation and translation adjustments		16,036		—	—		—		—
Net unrealized gain on investment securities		12,370		—	—		—		—
Cumulative currency translation adjustment		3,665		—	—		—		—
Subscription rights to shares		0		—	—		—		—
Minority interests		7,499		—	—		—		—

Total net assets		703,808		—	—		—		—

Total liabilities and net assets		13,284,417		—	—		—		—

(Mitsubishi UFJ Securities Co., Ltd.)

CONSOLIDATED STATEMENT OF OPERATIONS

(Millions of yen)

Description	For the six months ended September 30, 2006 (18.4.1~18.9.30) (A)		For the six months ended September 30, 2005 (17.4.1~17.9.30) (B)		Ratio (A) / (B)	For the year ended March 31, 2006 (17.4.1~18.3.31)		<<Reference>> Ex-UFJ Tsubasa Securities
								For the six months ended September 30, 2005 (17.4.1~17.9.30)
					%
Operating revenue		179,240		99,156	180.8		309,621		47,849
Commissions		68,081		40,437	168.4		135,328		27,349
Net gain on trading		57,056		37,196	153.4		113,693		16,936
Net gain on operating investment securities		3,248		—	—		2,541		11
Net gain on other trading		0		0	189.9	Δ	2		1,203
Interest and dividend income		50,854		21,522	236.3		58,060		2,349
Interest expense		48,822		19,984	244.3		53,182		1,252

Net operating revenue		130,418		79,172	164.7		256,439		46,597

Selling, general and administrative expense		108,354		60,648	178.7		164,999		36,052
Transaction related costs		33,682		15,617	215.7		41,196		7,393
Employee compensation and benefits		45,075		26,285	171.5		73,169		15,981
Occupancy and equipment		11,895		5,423	219.3		17,833		6,244
Data processing and other services		8,652		5,212	166.0		13,265		3,122
Depreciation and amortization		5,054		5,700	88.7		13,332		1,815
Taxes, other than income taxes		1,198		883	135.6		2,106		479
Others		2,796		1,524	183.4		4,095		1,015

Operating income		22,063		18,524	119.1		91,439		10,545

Non-operating revenue		7,852		2,807	279.7		6,720		1,279
Equity in income of affiliated companies		5,245		1,692	310.0		3,947		—
Others		2,606		1,115	233.7		2,773		1,279
Non-operating expense		399		924	43.2		1,317		523
Equity in loss of affiliated companies		—		—	—		—		9
Others		399		924	43.2		1,317		514

Ordinary income		29,516		20,407	144.6		96,842		11,300

Extraordinary gain		215		90	236.8		771		469
Gain on sales of investment securities		128		90	141.3		771		373
Reversal of allowance for doubtful accounts		86		—	—		—		56
Others		—		—	—		—		39
Extraordinary loss		1,589		2,851	55.7		15,821		2,873
Loss on sales of investment securities		—		9	—		51		17
Loss on revaluation of investment securities		—		130	—		261		0
Provision for securities transaction liabilities		138		148	93.3		307		111
Loss on sales of fixed assets		54		34	159.5		34		29
Impairment loss		14		—	—		190		637
Restructuring cost for branches		1,381		—	—		2,041		—
Merger cost		—		2,529	—		12,934		1,007
Others		—		—	—		—		1,070

Income before income taxes		28,142		17,646	159.5		81,792		8,896

Income taxes-current		6,392		368	—		20,534		4,084
Income taxes-deferred		3,515		1,786	196.8		364	Δ	267

Minority interests	Δ	46	Δ	269	—	Δ	295		7

Net income		18,280		15,761	116.0		61,188		5,071

(Mitsubishi UFJ Securities Co., Ltd.)

CONSOLIDATED STATEMENT OF CHANGE IN NET ASSETS

For the six months ended September 30, 2006

(Millions of yen)

	Owners’ equity									Valuation and translation adjustment
	Common stock	Capital Surplus		Retained earnings		Treasury stock		Total owners’ equity		Net unrealized gain on securities		Cumulative currency translation adjustments	Total valuation and translation adjustments		Subscription rights to shares	Minority interests	Total net assets
Balance as of March 31, 2006	65,518		417,513		202,592	Δ	9,121		676,503		21,203	1,056		22,259	0	1,843		700,607
Changes for the six months ended September 30, 2006
Dividends (*)				Δ	14,340			Δ	14,340								Δ	14,340
Bonus to directors (*)				Δ	201			Δ	201								Δ	201
Net income					18,280				18,280									18,280
Acquisition of treasury stock						Δ	145	Δ	145								Δ	145
Sales of treasury stock		Δ	60				241		181									181
Changes by increasing equity interest of affiliated companies						Δ	5	Δ	5								Δ	5
Net changes of items other than owners’ equity										Δ	8,833	2,609	Δ	6,223	—	5,655	Δ	567

Total changes for the six months ended September 30, 2006	—	Δ	60		3,738		90		3,768	Δ	8,833	2,609	Δ	6,223	—	5,655		3,201

Balance as of September 30, 2006	65,518		417,452		206,331	Δ	9,030		680,272		12,370	3,665		16,036	0	7,499		703,808

(*)	Resolved at general shareholders’ meeting in June 2006.

(Mitsubishi UFJ Securities Co., Ltd.)

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Millions of yen)

Description	For the six months ended September 30, 2006 (18.4.1~18.9.30) (A)	For the six months ended September 30, 2005 (17.4.1~17.9.30) (B)	For the year ended March 31, 2006 (17.4.1~18.3.31)	<<Reference>> Ex-UFJ Tsubasa Securities
				For the six months ended September 30, 2005 (17.4.1~17.9.30)
<Additional paid-in capital>
Additional paid-in capital at the beginning of the period	—	228,548	228,548	154,072
Increase in additional paid-in capital	—	—	188,964	0
Increase due to the merger	—	—	188,399	—
Net gain on sales of treasury stock	—	—	564	0

Additional paid-in capital at the end of the period	—	228,548	417,513	154,072

<Retained earnings>
Retained earnings at the beginning of the period	—	98,788	98,788	53,890
Increase in retained earnings	—	15,761	117,536	5,071
Increase due to the merger	—	—	55,399	—
Increase due to exclusion from consolidation	—	—	947	—
Net income	—	15,761	61,188	5,071
Decrease in retained earnings	—	12,578	13,732	3,562
Dividends paid	—	4,199	4,199	3,562
Bonus to directors	—	88	88	—
Net loss on sales of treasury stock	—	27	—	—
Decrease due to the change in accounting policy of consolidated overseas subsidiaries	—	8,262	8,262	—
Actuarial gain or loss based on the accounting standard for retirement benefits under United Kingdom	—	—	1,181	—

Retained earnings at the end of the period	—	101,971	202,592	55,399

(Mitsubishi UFJ Securities Co., Ltd.)

Consolidated Statement of Cash Flows

(Millions of yen)

		For the six months ended September 30, 2006 (18.4.1~18.9.30)		For the six months ended September 30, 2005 (17.4.1~17.9.30)		For the year ended March 31, 2006 (17.4.1~18.3.31)		<<Reference>> Ex-UFJ Tsubasa Securities
								For the six months ended September 30, 2005 (17.4.1~17.9.30)
I	Cash flows from operating activities:
	Income before income taxes		28,142		17,646		81,792		8,896
	Depreciation and amortization		5,054		5,700		13,332		1,815
	Amortization on consolidation difference		—		—		41		13
	Amortization on goodwill	Δ	694		—		—		—
	Decrease in accrued pension benefits	Δ	1,193	Δ	750	Δ	5,623		531
	Decrease in allowance for doubtful accounts	Δ	78	Δ	183	Δ	121	Δ	434
	Interest and dividend income	Δ	51,406	Δ	22,262	Δ	58,742	Δ	2,349
	Interest expense		48,844		20,012		53,239		1,252
	Adjustment for non-operating revenue and expense
	Equity in income of affiliated companies	Δ	5,245	Δ	1,692	Δ	3,947		9
	Others		244	Δ	243		779	Δ	747
	Adjustment for extraordinary gain and loss
	Provision for securities transaction liabilities		138		148		307		111
	Gain on sales of investment securities	Δ	128	Δ	90	Δ	771	Δ	373
	Loss on sales of investment securities		—		9		51		17
	Loss on revaluation of investment securities		—		130		261		0
	Loss on sales of fixed assets		54		34		34		29
	Impairment loss		14		—		190		637
	Loss on disposal of fixed assets		—		—		—		572
	Restructuring cost for branches		109		—		411		—
	Merger cost		—		—		2,634		—
	Decrease (increase) in assets and liabilities
	Cash segregated for customers and payable	Δ	1,975	Δ	10,146	Δ	30,405		1,265
	Trading assets and liabilities	Δ	597,875	Δ	534,428	Δ	128,840		546,118
	Trading receivable, net of payables		211,734		143,014	Δ	206,934		52,685
	Margin account receivable and payables		28,754	Δ	1,431	Δ	42,313		16,069
	Loan secured by securities and borrowing pledged by securities		12,459		522,019		213,320	Δ	135,371
	Advance payments and deposit received		15,442	Δ	6,334		46,857		6,830
	Guarantee deposits		62,293		60,295		61,470		219
	Others	Δ	72,920	Δ	44,520		23,271		1,410

	Subtotal	Δ	318,230		146,926		20,296		499,207

	Interest and dividend income received		48,369		23,338		57,302		2,775
	Interest paid	Δ	47,305	Δ	20,784	Δ	52,085	Δ	1,300
	Income tax paid	Δ	20,640	Δ	38	Δ	4,607	Δ	6,216

	Net cash flows from operating activities	Δ	337,806		149,443		20,906		494,466

(Mitsubishi UFJ Securities Co., Ltd.)

(Millions of yen)

		For the six months ended September 30, 2006 (18.4.1~18.9.30)		For the six months ended September 30, 2005 (17.4.1~17.9.30)		For the year ended March 31, 2006 (17.4.1~18.3.31)		<<Reference>> Ex-UFJ Tsubasa Securities
								For the six months ended September 30, 2005 (17.4.1~17.9.30)
II	Cash flows from investing activities:
	Decrease (increase) of time deposits	Δ	1,230		1,799		20,656		0
	Decrease (increase) in securities		742	Δ	663		18,848		—
	Purchases of investment securities	Δ	3,420	Δ	6,609	Δ	5,953	Δ	1,231
	Proceeds from sales or redemption of investment securities		1,015		4,283		5,753		438
	Purchases of tangible fixed assets	Δ	2,032	Δ	872	Δ	5,285	Δ	1,186
	Proceeds from sales of tangible fixed assets		52		19		20		57
	Purchases of intangible fixed assets	Δ	4,246	Δ	1,124	Δ	10,475	Δ	315
	Proceeds from sales of intangible fixed assets		—		107		—		—
	Decrease (increase) in loans	Δ	10,306	Δ	682		1,947		188
	Decrease (increase) in investments		—		1		—		—
	Others		58		—	Δ	696	Δ	2,165

	Net cash flows from investing activities	Δ	19,367	Δ	3,742		24,815	Δ	4,213

III	Cash flows from financing activities:
	Increase (decrease) in short-term borrowings		75,871	Δ	179,443	Δ	29,335	Δ	448,125
	Increase (decrease) in commercial paper		107,000		29,300	Δ	120,700		—
	Proceeds from long-term borrowings		31,401		146,232		243,267		1,000
	Repayment of long-term borrowings	Δ	32,341	Δ	369	Δ	118,744		—
	Issuance of corporate debts		162,759		69,074		150,402		—
	Redemption of corporate debts	Δ	37,473	Δ	112,587	Δ	151,188		—
	Payment of dividends	Δ	14,340	Δ	4,199	Δ	4,199	Δ	3,562
	Proceeds from sales of treasury stock		181		—		3,112		0
	Purchases of treasury stock	Δ	145		—	Δ	1,491	Δ	47
	Others	Δ	723	Δ	1,110		—		—

	Net cash flows from financing activities		292,189	Δ	53,102	Δ	28,876	Δ	450,735

IV	Effect of exchange rate changes on cash and cash equivalents		962		882	Δ	724		—
V	Net increase (decrease) in cash and cash equivalents	Δ	64,022		93,479		16,121		39,517
VI	Cash and cash equivalents at beginning of period		112,647		60,110		60,110		32,155
VII	Net increase in cash and cash equivalents due to the merger		—		—		70,068		—
VIII	Increase in cash and cash equivalents due to newly consolidated subsidiaries		7,506		—		1,618		—
IX	Decrease in cash and cash equivalents due to exclusion of a subsidiary from consolidation		—		—	Δ	35,271		—

X	Cash and cash equivalents at end of period		56,131		153,590		112,647		71,673

Mitsubishi UFJ Securities Co., Ltd.

Notes to interim consolidated financial statements

The interim consolidated financial statements of the Companies have been prepared in accordance with “Regulations of Interim Consolidated Financial Statements” (MOF Ordinance No. 24, 1999) as well as with the “Cabinet Office Ordinance Concerning Securities Companies”( Prime Minister’s Office Ordinance and MOF Ordinance No. 32, 1998) and the “Uniform Accounting Standard for Broker Dealers” (approved by the board of directors of the Japan Securities Dealers Association, November 14, 1974), in accordance with and the provisions of Article 48 and Article 69 of the same regulations.

The Companies’ interim consolidated financial statements for the 6 months ended September 30, 2005 are prepared in accordance with the old “Regulations of Interim Consolidated Financial Statements” and the Companies’ interim consolidated financial statements for the six months ended September 30, 2006 are prepared in accordance with the revised “Regulations of Interim Consolidated Financial Statements”.

Basis of interim consolidated financial statements

1. Scope of consolidation

(1)	Twenty-six companies (eighteen companies in prior fiscal year) are the consolidated subsidiaries.

Major consolidated subsidiaries

KOKUSAI Estate CO., Ltd.

KOKUSAI Business & System Service Co., Ltd.

UFJ Tsubasa Business Service Ltd.

MU Hands-on Capital Ltd.

Big Wing Investment Co., Ltd.

Mitsubishi UFJ Securities International plc

Mitsubishi UFJ Securities (USA), Inc.

Mitsubishi UFJ Securities (HK) Holdings, Limited

Mitsubishi UFJ Securities (HK) Capital, Limited

Mitsubishi UFJ Securities (HK), Limited

Mitsubishi UFJ Securities (Singapore), Limited

Ling Zheng Investment Consulting (Shanghai) Co., Ltd.

TMI Nominees

MFHK Nominees

MUS Roosevelt Capital Partners, Ltd.

MUS Roosevelt Capital Advisers (HK), Limited

MUS Roosevelt China Pacific Fund, L.P.

Corporate Value Up Fund Limited Partnership

THC Millennium Venture Capital Investment Limited Partnership

THC Phoenix Japan Investment Limited Partnership

Hands-On First Investment Limited Partnership

Hands-On First/Second Investment Limited Partnership

“DAIKO First” Investment Partnership

and three other subsidiaries

(Addition)

MUS Roosevelt Capital Partners, Ltd.

MUS Roosevelt Capital Advisers (HK), Limited

MUS Roosevelt China Pacific Fund, L.P.

These companies above were newly established, and added to the scope of consolidation.

Mitsubishi UFJ Securities Co., Ltd.

Corporate Value Up Fund Limited Partnership

THC Millennium Venture Capital Investment Limited Partnership

THC Phoenix Japan Investment Limited Partnership

Hands-On First Investment Limited Partnership

Hands-On First/Second Investment Limited Partnership

“DAIKO First” Investment Partnership

These companies above are included in the scope of consolidation in accordance with the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (Accounting Standards Board of Japan PITF No. 20, September 8, 2006).

(Exclusion)

UFJ Tsubasa Research Institute, Ltd.

The company was absorbed through the merger, and excluded from the scope of consolidation.

(2) Scope of consolidation

Names of companies in which the Company holds more than 50% of the voting rights (power of execution), but does not own as subsidiaries are as follows:

THC AP Investment Limited Partnership

SHOUNAN Academic-Industrial Alliance Fund Investment Limited Partnership

Gunma Challenge Fund Investment Limited Partnership

(Reason of not being subsidiaries)

In any case, subsidiaries of the Company which operate venture capital businesses, have positions of unlimited liability partners to operate their quasi-administrative activities as a principal business, thus those companies are not treated as subsidiaries.

2. Application of the equity method

Six affiliates (five affiliates in prior fiscal year) are accounted for under the equity method.

Affiliates

KOKUSAI Asset Management Co., Ltd.

Financial Solution Providers Co., Ltd.

Works Capital Inc.

Mitsubishi UFJ Wealth Management Securities, Ltd.

Mitsubishi UFJ Wealth Management (Switzerland), Ltd.

Sino Roosevelt Investment Partners Limited

(Addition)

Sino Roosevelt Investment Partners Limited

The company above was newly established, and added to the scope of the equity method of accounting.

3. Interim fiscal period ends of consolidated subsidiaries

Interim fiscal period end of each consolidated subsidiaries was as follow.

End of April	1	subsidiary
End of June	20	subsidiaries
End of August	1	subsidiary
End of September	4	subsidiaries

For twenty-one subsidiaries, which have an interim fiscal period end different from the interim fiscal period end for consolidation by three months or less, the financial statements of those companies for the relevant interim fiscal period are consolidated with adjusting material transactions during the period between those dates. For one subsidiary, which has an interim fiscal period end different from the interim fiscal period end for consolidation by more than three months, the provisional settlement of accounts will be made as of the date of the consolidated fiscal closing date.

Mitsubishi UFJ Securities Co., Ltd.

4. Accounting policies

(1)	Valuation of financial instruments held for trading purposes

Trading assets and liabilities held by the Companies, securities held for trading purpose (trading securities) by consolidated subsidiaries and all derivatives are recorded at fair value.

(2)	Valuation of financial instruments held for non-trading purposes

(i)	Bonds held to maturities

Recorded at amortized cost using the straight-line method.

(ii)	Other securities

a.	Securities with market value:

Recorded at market value. (The difference between the cost and the market value is recorded in Net assets and cost of sales is determined using the moving average method.)

b.	Securities without market value:

Recorded at cost using the moving average method.

(iii)	Investments in limited liability partnership funds

Investments in limited liability partnership funds and other similar partnerships (recognized as securities in accordance with Item 2, Article 2 of Securities and Exchange Law) are recorded at net asset values based on their latest available financial statements in proportion to the Companies’ interests.

(3)	Depreciation and amortization of tangible fixed assets

The declining-balance method is applied as the depreciation method for most depreciable assets.

However, the straight-line method is applied as the depreciation method for buildings acquired after April 1, 1998 (excluding facilities attached to buildings).

(4)	Depreciation and amortization of intangible fixed assets

Intangible fixed assets are amortized using the straight-line method.

Internal use software is amortized using the straight-line method over internally estimated useful life (5 years).

(5)	Accounting policies for provisions

(i)	Allowance for doubtful accounts

To provide for possible losses from loans, provisions are estimated for performing loans with an expected loss rate based on historical loss experiences, and estimated for non-performing loans by assessing the probability of losses specifically.

(ii)	Accrued bonuses

To provide for employees’ bonus payments, estimated bonuses are provided based on prescribed calculation methods.

(iii)	Allowance for directors’ bonuses

To provide for directors’ bonus payments, the portion of estimated bonuses applicable to the interim period is provided.

(iv)	Accrued pension benefits

To provide for the payment of employees’ retirement benefits, accrued pension benefits are estimated from the present value of estimated future obligations and the fair value of plan assets at fiscal year end, and recorded for the interim fiscal period end.

The net retirement benefit obligation at transition was charged to income in the period of transition.

Prior service cost is amortized by the straight-line method over periods (12 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain or loss is amortized from the following year, when the gain or loss is recognized, by the straight-line method over periods (mainly 12 years) which are shorter than the average remaining years of service of the employees.

Mitsubishi UFJ Securities Co., Ltd.

(6)	Accounting for lease transactions

Financing leases other than those for which the ownership of the leased property transfers to the lessee are accounted for as operating lease transactions.

(7)	Accounting for hedging activities

(i)	Hedge accounting

Fair value hedge is applied for currency swaps and foreign exchange forwards (foreign exchange swaps) which are designated as hedging instruments. In addition, certain eligible interest rate swaps designated as hedging instruments are accounted for under accrual method without mark-to-marketed.

(ii)	Hedging instruments and hedged items

a.	Foreign exchange risk

Hedging instruments: Currency swaps and foreign exchange forwards (foreign exchange swaps)

Hedged items: Financial assets denominated in foreign currencies (Other securities)

b.	Interest rate risk

Hedging instruments: Interest rate swaps

Hedged items: Borrowings

(iii)	Hedging policy

To hedge foreign exchange risk from certain financial assets denominated in foreign currencies, currency swaps or foreign exchange forward (foreign exchange swap) transactions are used. In addition, to hedge interest rate risks from certain borrowings, interest rate swap transactions are used. Hedged items are identified on deal by deal basis.

(iv)	Assessment of hedge effectiveness

Hedge effectiveness for foreign exchange risk hedge is assessed periodically. Hedge effectiveness for hedge using certain eligible interest rate swap transactions is omitted to assess.

(8)	Accounting for consumption taxes

Consumption taxes are excluded from transaction amounts.

(9)	Accounting policies adopted by overseas consolidated subsidiaries

Consolidated subsidiaries in United Kingdom recognize an actuarial gain or loss on their financial statements at its occurrence in accordance with FRS 17, accounting standard of United Kingdom. In addition, unrealized gains/losses of certain derivatives at their inceptions are deferred in accordance with FRS 26.

5.	Scope of “Cash and cash equivalents” in the interim consolidated statement of cash flows

“Cash and cash equivalents” in the interim consolidated statement of cash flows consists of cash in hand, current deposits, and deposits on demand such as ordinary deposits. (Time deposits due in more than three months are not included.)

Change in the basis of consolidated financial statements

1. Accounting Standard for Presentation of Net Assets in the Balance Sheet

The Companies’ interim consolidated financial statements are prepared in accordance with “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan Statement No.5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Boards of Japan Guidance No.8, December 9, 2005).

The amount of shareholders’ equity, used in the past, would be 696,308 million yen.

Net Assets in the interim consolidated statement of financial condition are prepared in accordance with revised “Regulations of Interim Consolidated Financial Statements”.

2. Accounting standard for directors’ bonus

From this interim fiscal period, the Companies applied “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, November 29, 2005). The adoption of this accounting standard had no material impact on operating income, ordinary income and income before income taxes.

Mitsubishi UFJ Securities Co., Ltd.

3. Accounting standard for financial instruments

From this interim fiscal period, the Companies applied “Accounting standard for Financial Instruments” (ASBJ Statement No. 10, August 11, 2006). The adoption of this accounting standard had no impact on net income.

4. Application of Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations

The Companies applied the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (ASBJ PITF No. 20, September 8, 2006) to its holding investment associations from this interim fiscal period. The adoption of this accounting standard had no material impact on operating income, ordinary income, income before income taxes, and assets.

5. Reclassification of operating investment securities

Revenue and expense arising from investments in limited-liability partnership funds as part of investment banking business were reclassified from “Non-operating revenue”/“Non-operating expense” to “Net gain on operating investment securities” since prior fiscal year, except for the investments recorded in “Other current assets”.

In relation to this change, investments in limited liability partnership funds are reclassified from “Investment securities” in non-current assets to “Operating investment securities” in current assets. As those were recorded as “Non-operating revenue”/“Non-operating expense” at prior interim fiscal period, operating income for the prior interim fiscal period was lowered by 511 million yen, and there was no impact on ordinary income or income before income tax. In addition, compared with presentation applied this interim fiscal period, current assets at prior interim fiscal period end were lower by 15,315 million yen, and non-current assets were higher by the corresponding amount.

Change in presentation

(Interim Consolidated Balance Sheet)

“Short-term guarantee deposits” previously included in “Other current assets” within current assets started to be stated separately for disclosure purposes from this interim fiscal period. The amounts of short-term guarantee deposits included in “Other current assets” within current assets as of September 30, 2005 were 83,500 million yen.

(Interim Consolidated Statement of Cash Flows)

The account previously titled “Amortization of consolidation difference” started to be stated as “Amortization of goodwill” from this interim fiscal period.

Notes to interim consolidated statement of financial condition

1.	Accumulated depreciation of tangible fixed assets

As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
27,900 million yen	26,804 million yen	29,221 million yen

<<Reference>> Ex-UFJ Tsubasa Securities As of September 30, 2005
8,325 million yen

2.	Debt guarantees

As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
178 million yen	192 million yen	230 million yen

<<Reference>> Ex-UFJ Tsubasa Securities As of September 30, 2005
33 million yen

3.	Subordinated borrowings

Current portion of long-term borrowings and Long-term borrowings include subordinated borrowings provided in Article 2 of the “Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies” (the Prime Ministers Office Ordinance No. 23, 2001), and the amounts were as follows.

Mitsubishi UFJ Securities Co., Ltd.

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Current portion of long-term borrowings	106,000 million yen	40,000 million yen	— million yen

Long-term borrowings	140,500 million yen	246,500 million yen	246,500 million yen

<<Reference>> Ex-UFJ Tsubasa Securities

Not applicable.

Notes to interim consolidated statement of operations

1.	Restructuring cost for branches

The cost incurred for restructuring the network of branches relating to the merger with ex-UFJ Tsubasa Securities.

Notes to interim consolidated statement of changes in net assets

1.	Shares outstanding

Type	March 31, 2006	Increase	Decrease	September 30, 2006
Common stocks (in thousand shares)	716,990	213	102	717,101

(Reason for changes)

Increase due to a decrease of treasury stocks	213 thousand shares
Decrease due to an increase of treasury stocks	102 thousand shares

2.	Treasury stocks

Type	March 31, 2006	Increase	Decrease	September 30, 2006
Common stocks (in thousand shares)	9,033	102	213	8,921

(Reason for changes)

Increase due to repurchase of odd lots	92 thousand shares
Increase due to change in equity in the affiliates	9 thousand shares
Decrease due to exercise of stock options	202 thousand shares
Decrease due to resale of odd lots	11 thousand shares

3.	Share Warrants

Category	September 30, 2006
Consolidated Subsidiaries	0

4.	Dividends paid

(1)	Cash payments on dividends

Resolution	Type	Amount (in million yen)	Dividend per share (in yen)	Base date	Effective date
June 29, 2006 General shareholders’ meeting	Common stocks	14,340	20.00	March 31, 2006	June 29, 2006

(2)	Dividend whose record dates are in the current fiscal year but whose effective dates are in the following fiscal year

None

Mitsubishi UFJ Securities Co., Ltd.

Notes to interim consolidated statement of cash flow

1.	Reconciliation between “Cash and cash equivalents” and those on the consolidated statement of financial condition

(in million yen)

	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006
Cash and bank deposits		161,906		277,767		215,847
Time deposits due in more than three months	Δ	105,774	Δ	124,177	Δ	103,199

Cash and cash equivalents		56,131		153,590		112,647

<<Reference>> Ex-UFJ Tsubasa Securities

	As of September 30, 2005
Cash and bank deposits		71,713
Time deposits due in more than three months	Δ	40

Cash and cash equivalents		71,673

Mitsubishi UFJ Securities Co., Ltd.

Segment Information

1.	Business segment information

The Company is engaged in securities business such as trading of securities, brokerage of securities, underwriting and selling of securities, subscription and distribution of securities, and private placements of securities. These operating activities involve financial and other rendering of service, and the Company makes profits by the operating activities including other rendering of service. Therefore, the Company’s entire business segment belongs to a single industry segment, “Investment and financial services”.

2.	Geographic segment information

<For the six months ended September 30, 2006>

Geographic segment information of net operating revenue, selling, general and administrative expense, and operating income are as follows:

								(in million yen)
		Japan	Europe	Asia	North America	Total	(Elimination)	Consolidated
I	Net operating revenue and operating income
	Net operating revenue
	Net operating revenue from customers	111,940	16,495	988	994	130,418	—	130,418
	Internal net operating revenue among segments	4,236	3,761	182	1,473	9,653	(9,653)	—

	Total	116,176	20,257	1,170	2,467	140,072	(9,653)	130,418
Selling, general and administrative expense		92,531	21,519	1,280	2,047	117,378	(9,023)	108,354

Operating income or loss		23,644	(1,261)	(109)	420	22,693	(630)	22,063

(Note) Method of segmentation by geographic area and main countries and areas for each geographic segment

(1)	Method of segmentation is based on geographic adjacency.

(2)	Main countries and areas for each geographic segment

Europe: United Kingdom, Switzerland

Asia: China (Hong Kong, Shanghai), Singapore

North America: United States of America

Mitsubishi UFJ Securities Co., Ltd.

<For the six months ended September 30, 2005>

Geographic segment information of net operating revenue, selling, general and administrative expense, and operating income:

								(in million yen)
		Japan	Europe	Asia	North America	Total	(Elimination)	Consolidated
I	Net operating revenue and operating income
	Net operating revenue
	Net operating revenue from customers	69,091	8,766	271	1,044	79,172	—	79,172
	Internal net operating revenue among segments	2,077	1,621	143	418	4,260	(4,260)	—

	Total	71,168	10,387	415	1,462	83,433	(4,260)	79,172
Selling, general and administrative expense		53,055	10,152	512	1,354	65,075	(4,427)	60,648

Operating income or loss		18,112	234	(97)	107	18,358	166	18,524

(Note) Method of segmentation by geographic area and main countries and areas for each geographic segment

(1)	Method of segmentation is based on geographic adjacency.

(2)	Main countries and areas for each geographic segment

Europe: United Kingdom, Switzerland

Asia: China (Hong Kong, Shanghai), Singapore

North America: United States of America

Mitsubishi UFJ Securities Co., Ltd.

<For the year ended March 31, 2006>

Geographic segment information of net operating revenue, selling, general and administrative expense, operating income and assets are as follows:

								(in million yen)
		Japan	Europe	Asia	North America	Total	(Elimination)	Consolidated
I	Net operating revenue and operating income
	Net operating revenue
	Net operating revenue from customers	230,529	22,726	1,205	1,977	256,439	—	256,439
	Internal net operating revenue among segments	5,276	4,493	387	1,390	11,547	(11,547)	—

	Total	235,805	27,220	1,593	3,367	267,986	(11,547)	256,439
Selling, general and administrative expense		147,502	24,231	1,903	2,660	176,297	(11,298)	164,999

Operating income or loss		88,303	2,988	(310)	706	91,688	(249)	91,439

II	Assets	8,156,657	1,583,524	67,216	494,467	10,301,866	(427,391)	9,874,474

(Note) Method of segmentation by geographic area and main countries and areas for each geographic segment

(1)	Method of segmentation is based on geographic adjacency.

(2)	Main countries and areas for each geographic segment

Europe: United Kingdom, Switzerland

Asia: China (Hong Kong, Shanghai), Singapore

North America: United States of America

«Reference» Ex-UFJ Tsubasa Securities

<For the year ended March 31, 2006>

Operating revenue of consolidated subsidiaries from the regions other than Japan was less than 10% of consolidated operating income. Therefore, disclosure for operating income from overseas operations was omitted.

Mitsubishi UFJ Securities Co., Ltd.

3.	Net operating revenue from overseas operations

<For the period ended September 30, 2006>

Net operating revenue (excluding internal revenue) of the Company from the regions other than Japan was as follows:

(in million yen)

		Europe	Other Area	Total
I	Overseas Sales (Net Operating Revenue)	15,153	1,575	16,729
II	Consolidated Net Operating Revenue			130,418
III	Overseas Sales Ratio to Consolidated Net Operating Revenue	11.6%	1.2%	12.8%

(Note) Method of segmentation by geographic area and main countries and areas for each geographic segment

(1)	Method of segmentation is based on geographic adjacency.

(2)	Main countries and areas for each geographic segment

Europe: United Kingdom, Switzerland

Other Area: China (Hong Kong, Shanghai), Singapore, United States of America

<For the period ended September 30, 2005>

Net operating revenue (excluding internal revenue) of the Company from the regions other than Japan was as follows:

(in million yen)

		Europe	Other Area	Total
I	Overseas Sales (Net Operating Revenue)	7,735	1,142	8,877
II	Consolidated Net Operating Revenue			79,172
III	Overseas Sales Ratio to Consolidated Net Operating Revenue	9.8%	1.4%	11.2%

(Note) Method of segmentation by geographic area and main countries and areas for each geographic segment

(1)	Method of segmentation is based on geographic adjacency.

(2)	Main countries and areas for each geographic segment

Europe: United Kingdom, Switzerland

Other Area: China (Hong Kong, Shanghai), Singapore, United States of America

<For the period ended March 31, 2006>

Operating revenue (excluding internal revenue) of the Company from the regions other than Japan was less than 10% of operating revenue on the consolidated statement of operations. Therefore, disclosure for operating income from overseas operations was omitted.

Mitsubishi UFJ Securities Co., Ltd.

«Reference» Ex-UFJ Tsubasa Securities

<For the year ended March 31, 2006>

Operating revenue (excluding internal revenue) of the Company from the regions other than Japan was less than 10% of operating revenue on the consolidated statement of operations. Therefore, disclosure for operating income from overseas operations was omitted.

(Mitsubishi UFJ Securities Co., Ltd.)

Fair value of securities and derivative transaction

(As of September 30, 2006)

1.	Held for trading purpose

(1) Fair value of securities

(Millions of yen)

	As of September 30, 2006
Type	Assets	Liabilities
Stocks - warrants	393,730	33,300
Bonds	4,769,964	3,629,410
Commercial paper and certificates of deposit	4,357	—
Investment trusts	68,140	359

(Note)	Unrealized gains and losses included in consolidated statement of operations are Δ6,024 million yen for the six months ended September 30, 2006.

(2) Derivative transaction

(Millions of yen)

Type	As of September 30, 2006
	Assets		Liabilities
	Notional amount	Fair value	Notional amount	Fair value
Options	13,830,497	141,333	15,665,441	116,289
Foreign exchange forwards	701,610	8,896	1,042,520	36,919
Futures	3,951,533	3,670	3,956,775	2,020
Swaps	138,734,314	281,064	136,899,112	268,433

(Note)	Disclosure of unrealized gains and losses on the above table is omitted because all derivative transactions are stated at fair values on the consolidated statement of financial condition.

(Mitsubishi UFJ Securities Co., Ltd.)

2.	Held for non-trading purpose

(1) Securities held to maturity, with market value

Not applicable.

(2) Other securities with market value

				(Millions of yen	)

Type	Cost	Balance sheet amount	Differences
Current assets
Securities with unrealized gains	952	1,608		655
Equity	352	1,007		655
Bond (Domestic)	299	299		0
Others (Investment trusts)	300	300		0
Securities with unrealized loss	10	6	Δ	3
Equity	10	6	Δ	3
Non-current assets
Securities with unrealized gains	30,065	47,806		17,741
Equity	30,065	47,806		17,741
Securities with unrealized loss	3,002	2,743	Δ	259
Equity	3,002	2,743	Δ	259

(Note)

There are no other securities which are written off.

(3) Securities not stated at market value and those of balance sheet amounts

(Millions of yen)

Type	Balance sheet amount
Other securities
Current assets	10,564
Equity (Unlisted)	5,649
Bond (Domestic)	2
Others (Investment trusts)	4,911
Non-current assets	8,022
Equity (Unlisted)	8,022
Investments in limited liabilities partnership funds
Current assets	23,053
Tokumei-kumiai investments	23,053
Non-current assets	3,518
Others	3,518

(Mitsubishi UFJ Securities Co., Ltd.)

(As of September 30, 2005)

1.	Held for trading purpose

(1) Fair value of securities

(Millions of yen)

	As of September 30, 2005
Type	Assets	Liabilities
Stocks - warrants	166,297	47,538
Bonds	3,044,530	1,902,999
Commercial paper and certificates of deposit	41,993	—
Investment trusts	30,084	—

(Note)	Unrealized gains and losses included in consolidated statement of operations are 18,327 million yen for the six months ended September 30, 2006.

(2) Derivative transaction

(Millions of yen)

	As of September 30, 2005
	Assets		Liabilities
Type	Notional amount	Fair value	Notional amount	Fair value
Options	7, 806,267	63,105	9, 090,165	77,226
Foreign exchange forwards	429,966	4,175	539,481	10,114
Futures	1,467,646	1,668	2,372,913	18,067
Swaps	81,915,295	217,270	81,466,394	200,801

(Note)	Disclosure of unrealized gains and losses on the above table is omitted because all derivative transactions are stated at fair values on the consolidated statement of financial condition.

(Mitsubishi UFJ Securities Co., Ltd.)

2.	Held for non-trading purpose

(1) Securities held to maturity, with market value

Not applicable.

(2) Other securities with market value

(Millions of yen)

Type	Cost	Balance sheet amount	Differences
Current assets
Securities with unrealized gains	310	907		596
Equity	310	907		596
Non-current assets
Securities with unrealized gains	7,148	19,497		12,349
Equity	6,385	18,723		12,338
Bond	762	774		11
Securities with unrealized loss	3,776	3,589	Δ	177
Equity	642	557	Δ	84
Bond	3,123	3,031	Δ	92

(Note)	There are no other securities which are written off.

(3) Securities not stated at market value and those of balance sheet amounts

(Millions of yen)

Type	Balance sheet amount
Other securities
Current assets	22,126
Equity (Unlisted)	27
Others (Investment trusts)	22,099
Non-current assets	2,535
Equity (Unlisted)	2,535
Investments in limited liabilities partnership funds
Non-current assets	15,417
Tokumei-kumiai investments	15,417

(Mitsubishi UFJ Securities Co., Ltd.)

(As of March 31, 2006)

1.	Held for trading purpose

(l) Fair value of securities

(Millions of yen)

Type	As of March 31, 2006
	Assets	Liabilities
Stocks - warrants	270,114	34,584
Bonds	3,631,670	2,990,742
Commercial paper and certificates of deposit	66,016	—
Investment trusts	42,744	1,441

(Note)	Unrealized gains and losses included in consolidated statement of operations are 29,411 million yen for the six months ended September 30, 2006.

(2) Derivative transaction

(Millions of yen)

Type	As of March 31, 2006
	Assets		Liabilities
	Notional amount	Fair value	Notional amount	Fair value
Options	11,576,544	103,773	13,242,831	132,801
Foreign exchange forwards	497,400	3,128	855,598	32,570
Futures	2,395,376	2,290	2,371,458	16,668
Swaps	107,042,201	267,201	105,346,870	196,807

(Note)	Disclosure of unrealized gains and losses on the above table is omitted because all derivative transactions are stated at fair values on the consolidated statement of financial condition.

(Mitsubishi UFJ Securities Co., Ltd.)

2.	Held for non-trading purpose

(1) Securities held to maturity, with market value

Not applicable.

(2) Other securities with market value

(Millions of yen)

Type	Cost	Balance sheet amount	Differences
Current assets
Securities with unrealized gains	310	1,095		785
Equity	310	1,095		785
Non-current assets
Securities with unrealized gains	31,236	62,486		31,249
Equity	31,236	62,486		31,249
Securities with unrealized loss	3,769	3,742	Δ	27
Equity	3,769	3,742	Δ	27

(Note)

There are no other securities which are written off.

(3) Securities not stated at market value and those of balance sheet amounts

(Millions of yen)

Type	Balance sheet amount
Other securities
Current assets	3,679
Equity (Unlisted)	145
Others (Investment trusts)	3,533
Non-current assets	6,293
Equity (Unlisted)	6,293
Investments in limited liabilities partnership funds
Current assets	31,526
Tokumei-kumiai investments	31,526
Non-current assets	3,283
Others	3,283

(Mitsubishi UFJ Securities Co., Ltd.)

«Reference» Ex–UFJ Tsubasa Securities

(As of September 30, 2005)

1.	Held for trading purpose

(1) Fair value of securities

(Millions of yen)

Type	As of September 30, 2005
	Assets	Liabilities
Stocks - warrants	71,493	1,036
Bonds	623,639	646,893
Commercial paper and certificates of deposit	—	—
Investment trusts	2,039	—
Others	8,140	—

(Note)	Unrealized gains and losses included in consolidated statement of operations are 8,356 million yen for the six months ended September 30, 2005.

(2) Derivative transaction

(Millions of yen)

Type	As of September 30, 2005
	Assets		Liabilities
	Notional amount	Fair value	Notional amount	Fair value
Options	316,532	8,709	341,725	9,910
Foreign exchange forwards	13,743	83	34,180	584
Futures	5,362	679	86,893	3,006
Swaps	148,233	5,123	162,316	1,510

(Note)	Disclosure of unrealized gains and losses on the above table is omitted because all derivative transactions are stated at fair values on the consolidated statement of financial condition.

(Mitsubishi UFJ Securities Co., Ltd.)

«Reference» Ex-UFJ Tsubasa Securities

2.	Held for non-trading purpose

(1) Securities held to maturity, with market value

Not applicable.

(2) Other securities with market value

(Millions of yen)

Type	Cost	Balance sheet amount	Differences
Current assets
Securities with unrealized gains	—	—		—
Equity	—	—		—
Non-current assets
Securities with unrealized gains	1,710	22,209		20,499
Equity	1,710	22,209		20,499
Bond	—	—		—
Securities with unrealized loss	177	154	Δ	23
Equity	177	154	Δ	23
Bond	—	—		—

(3) Securities not stated at market value and those of balance sheet amounts

(Millions of yen)

Type	Balance sheet amount
Other securities
Current assets	635
Equity (Unlisted)	13
Others	622
Non-current assets	4,092
Equity (Unlisted)	3,861
Others	231
Investments in limited liabilities partnership funds
Non current assets	13,740
Tokumei-kumiai investments	13,740

(Mitsubishi UFJ Securities Co., Ltd.)

Interim financial data for the Fiscal Year Ending March 31, 2007

1.	Commissions

(1) Breakdown by account

(Millions of yen)

	For the six months ended September 30, 2006 (18.4.1~18.9.30) (A)	For the six months ended September 30, 2005 (17.4.1~17. 9. 30) (B)	Ratio (A)/(B)	For the year ended March 31, 2006 (17.4.1~18.3.31)	«Reference» Ex-UFJ Tsubasa Securities
					For the six months ended September 30, 2005 (17.4.1~17.9. 30)
			%
Brokerage commissions	24,731	18,347	134.8	68,415	15,764
(Equities)	(24,563)	(18,123)	(135.5)	(67,975)	(15,721)
(Bonds)	(99)	(70)	(141.6)	(204)	(30)
Underwriting & selling	5,826	5,522	105.5	16,634	2,271
(Equities)	(3,469)	(2,564)	(135.3)	(10,225)	(1,576)
(Bonds)	(2,356)	(2,956)	(79.7)	(6,377)	(694)
Subscription & distribution commissions	14,659	4,212	348.0	17,410	2,900
(Investment trusts)	(12,219)	(4,090)	(298.7)	(16,334)	(2,793)
Other commissions	22,862	12,355	185.0	32,867	6,412
(Investment trusts)	(7,889)	(3,260)	(242.0)	(9,803)	(2,162)

Total	68,081	40,437	168.4	135,328	27,349

(2) Breakdown by Products

(Millions of yen)

	For the six months ended September 30, 2006 (18.4.1~18.9.30) (A)	For the six months ended September 30, 2005 (17.4.1~17.9.30) (B)	Ratio (A)/(B)	For the year ended March 31, 2006 (17.4.1~18.3.31)	«Reference» Ex-UFJ Tsubasa Securities
					For the six months ended September 30, 2005 (17.4.1~17.9.30)
			%
Equities	28,640	20,776	137.9	78,524	17,408
Bonds	5,071	3,680	137.8	8,730	1,060
Investment trusts	20,165	7,400	272.5	26,241	4,969
Others	14,203	8,579	165.5	21,832	3,910

Total	68,081	40,437	168.4	135,328	27,349

2.	Net gain (loss) on trading

(Millions of yen)

	For the six months ended September 30, 2006 (18.4.1~18.9.30) (A)	For the six months ended September 30, 2005 (17.4.1~17.9.30) (B)	Ratio (A)/(B)	For the year ended March 31, 2006 (17.4.1~18.3.31)	«Reference» Ex-UFJ Tsubasa Securities
					For the six months ended September 30, 2005 (17.4.1~17.9.30)
			%
Equities	435	7,374	5.9	28,386		4,478
Bonds	33,910	29,177	116.2	60,316		13,104
Others	22,709	644	—	24,990	Δ	647

Total	57,056	37,196	153.4	113,693		16,936

(Mitsubishi UFJ Securities Co., Ltd.)

(Reference)

QUARTERLY CONSOLIDATED STATEMENT OF OPERATIONS

(Millions of yen)

Description	FY 2005 2Q [2005.7.l] [2005.9.30]		FY 2005 3Q [2005.10.1] [2005.12.31]		FY 2005 4Q [2006.1.l] [2006.3.3l]		FY 2006 1Q [2006.4.1] [2006.6.30]		FY 2006 2Q [2006.7.1] [2006.9.30]		«Reference» Ex-UFJ Tsubasa Securities
											FY 2005 2Q [2005.7.1] [2005.9.30]
Operating revenue		54,552		104,911		105,553		83,956		95,284		28,672
Commissions		20,595		45,035		49,855		34,248		33,832		16,616
Brokerage commissions		10,452		26,717		23,350		14,546		10,185		9,349
(Equities)		(10,319)		(26,600)		(23,251)		(14,453)		(10,110)		(9,326)
(Bonds)		(34)		(61)		(72)		(44)		(55)		(15)
Underwriting & selling commissions		2,701		6,318		4,794		2,407		3,419		1,523
(Equities)		(1,203)		(4,481)		(3,180)		(1,145)		(2,324)		(1,032)
(Bonds)		(1,497)		(1,804)		(1,616)		(1,261)		(1,095)		(491)
Subscription & distribution commissions		2,441		4,189		9,008		7,955		6,704		1,528
(Investment trusts)		(2,389)		(3,991)		(8,262)		(6,462)		(5,756)		(1,497)
Other commissions		4,999		7,809		12,702		9,338		13,523		4,214
(Investment trusts)		(1,694)		(3,151)		(3,390)		(3,765)		(4,123)		(1,131)
Net gain (loss) on trading		21,601		41,835		34,660		26,623		30,432		9,545
Equities		4,130		12,595		8,416	Δ	248		684		2,324
Bonds		12,292		15,878		15,261		14,077		19,833		7,297
Others		5,178		13,362		10,983		12,794		9,914	Δ	76
Net gain(loss) on operating investment securities		—		11		2,530		1,405		1,843		11
Net gain(loss) on other trading		0		28	Δ	30		0		0		1,071
Interest and dividend income		12,355		17,999		18,538		21,679		29,175		1,427
Interest expense		11,170		15,554		17,643		21,595		27,227		655

Net operating income		43,381		89,356		87,909		62,361		68,057		28,016

Selling, general and administrative expense		28,752		44,855		59,495		50,817		57,537		19,818
Transaction related cost		6,625		9,774		15,804		13,903		19,778		4,383
Employee compensation and benefits		12,744		20,158		26,724		23,024		22,050		8,809
Occupancy and equipment		2,683		5,643		6,766		5,571		6,324		3,074
Data processing and other services		2,613		3,558		4,494		3,993		4,658		1,791
Depreciation and amortization		2,858		4,172		3,459		2,468		2,586		892
Taxes, other than income taxes		344		664		558		769		428		176
Others		883		882		1,687		1,085		1,710		689

Operating income		14,629		44,500		28,414		11,543		10,520		8,198

Non-operating revenue		1,714		2,222		1,690		2,296		5,555		571
Equity in income of affiliated companies		910		1,246		1,009		1,165		4,079		342
Others		804		976		680		1,131		1,475	Δ	1
Non-operating expense		592		104		288		329		69		343

Ordinary income		15,751		46,618		29,816		13,511		16,005		8,427

Extraordinary gain		74		422		258		61		153		95
Extraordinary loss		2,548		6,722		6,246		858		730		2,400

Income before income tax		13,277		40,318		23,827		12,713		15,428		6,122

Income taxes-current		181		7,840		12,325		306		6,085		3,641
Income taxes-deferred		1,663		6,463	Δ	7,885		5,081	Δ	1,565	Δ	1,260

Minority interests	Δ	115	Δ	8	Δ	16		165	Δ	211		5

Net income		11,547		26,023		19,404		7,161		11,119		3,735

Interim Summary Report for the Fiscal Year Ending March 31, 2007	Date: October 25, 2006

Company name Mitsubishi UFJ Securities Co., Ltd.	Stock exchange listings:	Tokyo, Osaka, Nagoya
Code number 8615	Head office:	Tokyo
(URL http://www.sc.mufg.jp/)

Representative:	Hirohisa Aoki, President
For inquiry:	Harutoshi Tsuji, General Manager of Accounting Division	Phone: (03) 6213-6900
Date of Board of directors with respect to the interim operating result: October 25, 2006		Start date of payments of dividend: –
Application of unit stock Yes (1,000 shares)

1.	Financial data for the six months ended September 30, 2006

(1) Operating results

Note: Figures under million yen are rounded down.

	Operating revenue		Net operating revenue		Operating income		Ordinary income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
For the six months ended September 30, 2006	122,379	(68.7)	115,365	(64.9)	23,799	(32.6)	24,538	(28.1)
For the six months ended September 30, 2005	72,528	(17.9)	69,959	(21.6)	17,942	(102.6)	19,155	(90.9)
For the year ended March 31, 2006	239,686		233,366		87,016		88,292

«Reference» Ex-UFJ Tsubasa Securities

For the six months ended September 30, 2005	47,502		46,257		10,510		11,242

	Net income		Basic net income per share		Diluted net income per share
	Million yen	%	Yen	Sen	Yen	Sen
For the six months ended September 30, 2006	13,980	(Δ2.7)	19	49	18	78
For the six months ended September 30, 2005	14,371	(30.2)	30	82	29	11
For the year ended March 31, 2006	53,555		90	30	86	21

«Reference» Ex-UFJ Tsubasa Securities

For the six months ended September 30, 2005	5,059		8	52	—	—

Notes 1.	Average number of shares outstanding:

For the six months ended September 30, 2006	717,124,140 shares
For the six months ended September 30, 2005	466,215,975 shares
For the year ended March 31, 2006	590,859,714 shares

«Reference» Ex-UFJ Tsubasa securities

For the six months ended September 30, 2005	593,744,852 shares

2.	Change in accounting policy: No

3.	The percentage noted in Operating revenue and others are the rate of the increase or decrease compared to the same period in the previous year.

4.	The percentage for the six months ended September 30, 2006 represents the comparison with the results of ex-Mitsubishi Securities Co. Ltd. for the six months ended September 30, 2005. The results for the year ended March 31, 2006 are calculated as a total of the results of ex-Mitsubishi Securities Co. Ltd. for the period from April, 2005 to September 2005 and the results of Mitsubishi UFJ Securities Co., Ltd. for the period from October 2005 to March 2006.

(2)	Financial conditions

	Total assets	Net assets	Equity ratio	Net assets per share		Capital adequacy ratio
	Million yen	Million yen	%	Yen	Sen	%
As of September 30, 2006	9,504,093	693,514	7.3	967	05	501.5
As of September 30, 2005	7,385,743	407,563	5.5	875	49	457.0
As of March 31, 2006	8,234,259	702,762	8.5	979	83	564.1

«Reference» Ex-UFJ Tsubasa Securities

As of September 30, 2005	1,969,255	244,079	12.4	411	14	515.8

Notes 1. Number of shares outstanding as of:

September 30, 2006	717,143,287 shares
September 30, 2005	465,524,747 shares
March 31, 2006	717,022,514 shares

«Reference» Ex-UFJ Tsubasa securities

September 30, 2005	593,663,301	shares

2. Number of shares held as treasury stock:
For the six months ended September 30, 2006	8,880,005	shares
For the six months ended September 30, 2005	7,136,448	shares
For the year ended March 31, 2006	9,000,778	shares

«Reference» Ex-UFJ Tsubasa Securities
For the six months ended September 30, 2005	9,579,788	shares

3. The figures as of September 30, 2005 and March 31, 2006 previously stated as Shareholders’ equity, Shareholders’ ratio and Shareholders’ equity per share are stated as Net assets, Equity Ratio and Net assets per share, respectively.

2.	Dividends

Dividend per share (yen)
Cash payments on dividends	Year end	Annual total
For the year ended March 31, 2006	20.00	20.00
For the year ended March 31, 2007 (Actual)	—	To be decided
For the year ended March 31, 2007 (Estimated)	—

«Reference»

It is difficult to estimate operating results because the company’s performance is highly influenced by the economic situation and market condition. However, the company will provide its forecast for the interim period and year end when reasonably estimated, in order to promote disclosure for investors.

(Mitsubishi UFJ Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION

(Millions of yen)

ASSETS

	As of September 30, 2006 (A)		As of September 30, 2005 (B)		Variance (A) – (B)		As of March 31, 2006		«Reference» Ex-UFJ Tsubasa Securities
Description									As of September 30, 2005
Current assets		9,228,903		7,175,031		2,053,872		7,961,361		1,901,925
Cash and bank deposits		37,706		116,058	Δ	78,352		79,749		70,108
Cash segregated for customers and others		112,584		48,590		63,994		110,200		42,508
Trading assets		4,311,859		2,918,549		1,393,309		3,786,186		719,908
Trading securities		4,108,691		2,832,912		1,275,778		3,616,735		705,312
Derivatives		203,167		85,636		117,531		169,450		14,596
Trading receivable		—		138,933	Δ	138,933		273,249		7,070
Operating investment securities		37,946		—		37,946		35,774		—
Operating loans receivable		—		—		—		7,000		—
Margin account receivables		162,716		90,969		71,746		205,090		61,307
Loans on margin transactions		138,171		56,511		81,660		176,455		59,374
Cash collateral pledged for securities borrowing on margin transaction		24,544		34,458	Δ	9,914		28,635		1,933
Loan secured by securities		4,481,638		3,754,742		726,896		3,381,360		942,357
Cash collateral pledged for securities borrowing		3,811,921		3,594,175		217,745		3,155,278		942,357
Loans on Gensaki transaction		669,716		160,566		509,150		226,082		—
Advance payments		327		6,635	Δ	6,307		1,652		4,063
Short-term guarantee deposits		33,849		—		33,849		27,069		24,029
Short-term loans		13,816		1,035		12,781		4,335		4,550
Parent company stock		930		907		22		1,095		—
Securities		—		22,126	Δ	22,126		1,342		—
Deferred tax assets		10,159		9,704		455		13,260		1,822
Other current assets		25,444		66,797	Δ	41,353		34,131		24,291
Allowance for doubtful accounts	Δ	73	Δ	18	Δ	55	Δ	138	Δ	93
Non-current assets		275,189		210,711		64,477		272,897		67,330
Tangible fixed assets		20,863		16,261		4,602		21,221		5,337
Intangible fixed assets		20,990		11,063		9,927		20,293		8,806
Investment and others		233,335		183,387		49,947		231,382		53,185
Investment securities		59,639		36,602		23,036		73,603		40,129
Investments in subsidiaries and affiliated companies		116,777		99,956		16,821		105,463		3,135
Other securities issued by subsidiaries and affiliated companies		2,280		—		2,280		—		2,987
Long-term loans		37,606		34,291		3,315		33,982		86
Long-term guarantee deposits		15,191		11,862		3,329		16,353		5,136
Other investments		3,981		2,272		1,708		4,144		2,009
Allowance for doubtful accounts	Δ	2,142	Δ	1,597	Δ	544	Δ	2,164	Δ	299

Total assets		9,504,093		7,385,743		2,118,350		8,234,259		1,969,255

(Mitsubishi UFJ Securities Co., Ltd.)

(Millions of yen)

LIABILITIES

Description	As of September 30, 2006 (A)	As of September 30, 2005 (B)	Variance (A) - (B)		As of March 31, 2006	«Reference» Ex-UFJ Tsubasa Securities
						As of September 30, 2005
Current liabilities	8,481,972	6,611,013		1,870,958	7,103,471	1,692,907
Trading liabilities	3,186,853	1,808,149		1,378,704	2,974,209	662,943
Trading securities	3,080,119	1,739,108		1,341,011	2,847,645	647,930
Derivatives	106,734	69,041		37,692	126,563	15,012
Trading payables	64,552	—		64,552	—	—
Margin account payables	37,195	14,123		23,071	50,421	25,011
Borrowing on margin transactions	24,456	1,737		22,718	32,535	18,061
Cash received for securities lending on margin transaction	12,738	12,386		352	17,886	6,949
Borrowing pledged by securities	3,754,776	4,074,723	Δ	319,946	2,976,805	646,654
Cash collateral received for securities lending	2,462,661	3,633,821	Δ	1,171,159	2,496,014	646,654
Borrowing on Gensaki transaction	1,292,114	440,902		851,212	480,791	—
Deposits received	105,452	45,760		59,692	90,709	40,398
Guarantee deposits received	115,719	26,461		89,257	75,776	13,002
Short-term borrowings	860,700	366,200		494,500	777,400	255,040
Current portion of long-term borrowings	106,000	40,000		66,000	—	—
Commercial paper	211,800	219,800	Δ	8,000	104,800	35,000
Income tax payables	6,745	455		6,290	20,492	4,207
Other current liabilities	32,177	15,340		16,837	32,856	10,649
Non-current liabilities	326,440	365,708	Δ	39,268	425,998	31,836
Convertible corporate debts	49,689	49,165		524	49,165	—
Long-term borrowings	248,000	303,000	Δ	55,000	340,500	18,000
Deferred tax liabilities	14,650	4,203		10,446	20,494	8,100
Accrued pension benefits	13,764	8,717		5,047	14,847	5,613
Other non-current liabilities	335	622	Δ	286	991	122
Statutory reserves	2,165	1,457		708	2,027	433
Reserve for securities transaction liabilities	2,165	1,457		708	2,027	433

Total liabilities	8,810,578	6,978,179		1,832,399	7,531,497	1,725,176

(Mitsubishi UFJ Securities Co., Ltd.)

(Millions of yen)

SHAREHOLDERS’ EQUITY

	As of September 30, 2006 (A)		As of September 30, 2005 (B)		Variance (A)-(B)	As of March 31, 2006		«Reference» Ex-UFJ Tsubasa Securities
Description								As of September 30, 2005
Common stock		—		65,518	—		65,518		25,107
Additional paid in capital		—		228,548	—		417,508		154,072
Capital surplus reserve		—		228,548	—		416,944		153,946
Other capital surplus		—		—	—		564		125
Retained earning		—		112,899	—		207,769		55,658
Earned surplus reserve		—		8,135	—		12,208		4,073
Special purpose reserve		—		49,611	—		74,553		24,941
Unappropriated retained earnings		—		55,152	—		121,008		26,643
(Net income)		(—)		(14,371)	(—)		(53,555)		(5,059)
Net unrealized gain on investment securities		—		8,465	—		21,063		12,610
Treasury stock		—	Δ	7,868	—	Δ	9,098	Δ	3,369

Total shareholders’ equity		—		407,563	—		702,762		244,079

Total liabilities and shareholders’ equity		—		7,385,743	—		8,234,259		1,969,255

NET ASSETS

Owners’ equity		681,172		—	—		—		—
Common stock		65,518		—	—		—		—
Additional paid in capital		417,447		—	—		—		—
Capital surplus reserve		416,944		—	—		—		—
Other capital surplus		503		—	—		—		—
Retained earnings		207,207		—	—		—		—
Earned surplus reserve		12,208		—	—		—		—
Other retained earnings		194,999		—	—		—		—
Special reserve		74,553		—	—		—		—
Unappropriated retained earnings		120,446		—	—		—		—
Treasury stock	Δ	9,002		—	—		—		—
Valuation and translation adjustments		12,342		—	—		—		—
Net unrealized gain on investment securities		12,342		—	—		—		—

Total net assets		693,514		—	—		—		—

Total liabilities and net assets		9,504,093		—	—		—		—

(Mitsubishi UFJ Securities Co., Ltd.)

STATEMENT OF OPERATIONS

(Millions of yen)

	For the six months ended September 30, 2006 (18.4.1 ~ 18.9.30) (A)	For the six months ended September 30, 2005 (17.4.1 ~ 17.9.30) (B)		Ratio (A) / (B)	For the year ended March 31, 2006 (17.4.1 ~ 18.3.31)		«Reference» Ex-UFJ Tsubasa Securities
Description							For the six months ended September 30, 2005 (17.4.1 ~ 17.9.30)
Operating revenue	122,379		72,528	168.7%		239,686		47,502
Commissions	65,120		38,216	170.4		129,997		27,027
Net gain on trading	45,189		30,398	148.7		95,528		16,933
Net gain on operating investment securities	2,893		—	—		2,520		—
Net gain on other trading	0		0	189.9	Δ	2		1,203
Interest and dividend income	9,175		3,913	234.5		11,642		2,338
Interest expense	7,013		2,568	273.0		6,320		1,245

Net operating revenue	115,365		69,959	164.9		233,366		46,257

Selling, general and administrative expense	91,565		52,016	176.0		146,350		35,747
Transaction related costs	29,527		15,014	196.7		40,853		7,277
Employee compensation and benefits	33,647		20,107	167.3		57,679		15,205
Occupancy and equipment	11,072		4,394	251.9		15,887		6,361
Data processing and other services	9,471		5,275	179.5		14,403		3,755
Depreciation and amortization	4,706		5,274	89.2		12,457		1,768
Taxes, other than income taxes	1,070		811	131.9		1,967		408
Others	2,069		1,138	181.8		3,101		969

Operating income	23,799		17,942	132.6		87,016		10,510

Non-operating revenue	1,459		1,322	110.3		2,320		1,224
Non-operating expense	720		110	654.5		1,043		492

Ordinary income	24,538		19,155	128.1		88,292		11,242

Extraordinary gain	215		74	289.9		753		472
Gain on sales of investment securities	128		74	172.9		753		373
Reversal of allowance for doubtful accounts	86		—	—		—		59
Others	—		—	—		—		39
Extraordinary loss	1,573		3,313	47.5		16,199		2,873
Loss on sales of investment securities	—		—	—		2		8
Loss on revaluation of investment securities	—		690	—		819		0
Provision for securities transaction liabilities	138		114	121.0		251		111
Loss on sales of fixed assets	38		27	139.7		27		29
Impairment loss	14		—	—		190		637
Restructuring cost for branches	1,381		—	—		2,041		—
Merger cost	—		2,480	—		12,867		1,007
Others	—		—	—		—		1,079

Income before income taxes	23,180		15,916	145.6		72,846		8,841

Income taxes-current	6,099		61	—		19,701		4,037
Income taxes-deferred	3,101		1,484	209.0	Δ	409	Δ	254

Net income	13,980		14,371	97.3		53,555		5,059

Unappropriated retained earnings brought forwarded	—		40,809	—		40,809		21,584

Increase due to the merger	—		—	—		26,643		—

Net loss on sales of treasury stock	—	Δ	27	—		—		—

Unappropriated retained earnings at the end of the period	—		55,152	—		121,008		26,643

(Mitsubishi UFJ Securities Co., Ltd.)

STATEMENT OF CHANGE IN NET ASSETS

For the six months ended September 30, 2006	(Millions of yen)

	Owners’ equity
	Common stock	Capital surplus					Retained earnings						Treasury stock		Total owners’ equity
		Capital surplus reserve	Other capital surplus		Total capital surplus		Earned surplus reserve	Other retained earnings			Total retained earnings
								Voluntary reserve	Unappropriated retained earnings
Balance as of March 31, 2006	65,518	416,944		564		417,508	12,208	74,553		121,008		207,769	Δ	9,098		681,698
Changes for the six months ended September 30, 2006
Dividends (*)									Δ	14, 340	Δ	14, 340			Δ	14, 340
Bonuses to directors (*)									Δ	201	Δ	201			Δ	201
Net income										13,980		13,980				13,980
Acquisition of treasury stock													Δ	145	Δ	145
Sales of treasury stock			Δ	60	Δ	60								241		181
Net changes of items other than owners’ equity

Total change for the six months ended September 30, 2006	—	—	Δ	60	Δ	60	—	—	Δ	561	Δ	561		96	Δ	526

Balance as of September 30, 2006	65,518	416,944		503		417,447	12,208	74,553		120,446		207,207	Δ	9,002		681,172

	Valuation and translation adjustments				Total net assets
	Net unrealized gain on investment securities		Valuation and translation adjustment
Balance as of March 31, 2006		21,063		21,063		702,762
Changes for the six months ended September 30, 2006
Dividends (*)					Δ	14,340
Bonuses to directors (*)					Δ	201
Net income						13,980
Acquisition of treasury stock					Δ	145
Sales of treasury stock						181

Net changes of items other than owners’ equity	Δ	8,720	Δ	8,720	Δ	8,720

Total changes for the six months ended September 30, 2006	Δ	8,720	Δ	8,720	Δ	9,247

Balance as of September 30, 2006		12,342		12,342		693,514

(*)	Resolved at the general shareholders’ meeting in June 2006.

Mitsubishi UFJ Securities Co., Ltd.

Notes to interim financial statements

The company’s interim financial statements have been prepared in accordance with “Regulations of Interim Financial Statements” (MOF Ordinance No.38, 1977) as well as with the “Cabinet Office Ordinance Concerning Securities Companies” (Prime Minister’s Office Ordinance and MOF Ordinance No.32, 1998) and the “Uniform Accounting Standard for Broker Dealers” (approved by the board of directors of the Japan Securities Dealers Association, November 14, 1974), in accordance with and the provisions of Article 38 and Article 57 of the same regulations.

The Company’s interim financial statements for the 6 months ended September 30, 2005 are prepared in accordance with the old “Regulations of Interim Financial Statements” and the Company’s interim financial statements for the six months ended September 30, 2006 are prepared in accordance with the revised “Regulations of Interim Financial Statements”.

Basis of interim financial statements

(1) Valuation of trading assets and liabilities

Securities held for trading purposes (trading securities) and all derivatives are recorded at fair value.

(2) Valuation of financial instruments other than trading assets and liabilities

(i)	Bonds held to maturities

Recorded at amortized cost using the straight-line method.

(ii)	Investments in subsidiaries and affiliated companies

Recorded at cost using the moving average method.

(iii)	Other securities

a.	Securities with market value:

Recorded at market value. (The difference between the cost and the market value is recorded in Net assets and cost of sales is determined at moving average method.)

b.	Securities without market value:

Recorded at cost using the moving average method.

(iv)	Investments in limited liability partnership funds

Investments in limited liability partnership funds and other similar partnerships (recognized as securities in accordance with Item 2, Article 2 of Securities and exchange Law) are recorded at net asset values based on its latest available financial statements in proportion to the company’s interests.

(3) Depreciation and amortization of fixed assets

(i)	Tangible fixed assets

The declining-balance method is applied as the depreciation method for most depreciable assets. However, the straight-line method is applied as the depreciation method for buildings acquired after April 1, 1998 (excluding facilities attached to buildings).

(ii)	Intangible fixed assets, and investment and others

The straight-line method is applied as the amortization method. Internal use software is amortized on the straight-line method over internally estimated useful lives (5 years).

(4) Accounting policies for provisions

(i)	Allowance for doubtful accounts

To provide for possible losses from loans, provisions are estimated for performing loans with an expected loss rate based on historical loss experiences, and estimated for non-performing loans by assessing the probability of losses specifically.

(ii)	Accrued bonuses

To provide for employees’ bonus payments, estimated bonuses are provided based on prescribed calculation methods.

Mitsubishi UFJ Securities Co., Ltd.

(iii)	Allowance for directors’ bonuses

To provide for directors’ bonus payments, the portion of estimated bonuses applicable to the interim period is provided.

(iv)	Accrued pension benefits

To provide for the payment of employees’ retirement benefits, accrued pension benefits are estimated from the present value of estimated future obligations and the fair value of plan assets at fiscal year end. The net retirement benefit obligation at transition was charged to income in the period of transition. Prior service cost is amortized by the straight-line method over periods (12 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain or loss is amortized from the following year, when the gain or loss is recognized, by the straight-line method over periods (12 years) which are shorter than the average remaining years of service of the employees.

(5) Accounting for lease transactions

Financing leases other than those for which the ownership of the leased property transfers to the lessee are accounted for as operating lease transactions.

(6)	Accounting for hedging activities

(i)	Hedge accounting

Fair value hedge is applied for currency swaps and foreign exchange forwards (foreign exchange swaps) which are designated as hedging instruments. In addition, certain eligible interest rate swaps designated as hedging instruments are accounted for under accrual method without mark-to-marketed.

(ii)	Hedging instruments and hedged items

a.	Foreign exchange risk

Hedging instruments: Currency swaps and foreign exchange forwards (foreign exchange swaps)

Hedged items: Financial assets denominated in foreign currencies (Other securities)

b.	Interest rate risk

Hedging instruments: Interest rate swaps

Hedged items: Borrowings

(iii)	Hedging policy

To hedge foreign exchange risk from certain financial assets denominated in foreign currencies, currency swaps or foreign exchange forward (foreign exchange swap) transactions are used. In addition, to hedge interest rate risks from certain borrowings, interest rate swap transactions are used. Hedged items are identified on deal by deal basis.

(iv)	Assessment of hedge effectiveness

Hedge effectiveness for foreign exchange risk hedge is assessed periodically. Hedge effectiveness for hedge using certain eligible interest rate swap transactions is omitted to assess.

(7) Accounting for consumption taxes

Consumption taxes are excluded from transaction amounts.

Change in the basis of financial statements

1.	Accounting Standard for Presentation of Net Assets in the Balance Sheet

The Company’s interim financial statements are prepared in accordance with “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Boards of Japan Guidance No. 8, December 9, 2005).

The amount of shareholders’ equity, used in the past, would be 693,514 million yen.

Net Assets in the interim statement of financial condition are prepared in accordance with revised “Regulations of Interim Financial Statements”.

Mitsubishi UFJ Securities Co., Ltd.

2.	Accounting standard for directors’ bonus

From this interim fiscal period, the Company applied “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, November 29, 2005). The adoption of this new accounting standard had no material impact on operating income, ordinary income and income before income taxes.

3.	Accounting standard for financial instruments

From this interim fiscal period, the Company applied “Accounting standard for Financial Instruments” (ASBJ Statement No. 10, August 11, 2006). As a result of this adoption, issuance premiums of corporate debts previously included in “Other non-current liabilities” were started to be included in “Convertible corporate debts.” The adoption of this standard had no impact on net income.

4.	Reclassification of operating investment securities

Revenue and expense arising from investments in limited-liability partnership funds as part of merchant banking business were reclassified from “Non-operating revenue”/“Non-operating expense” to “Net gain on operating investment securities” since prior fiscal year, except for the investments recorded in “Other current assets”. In relation to this change, investments in limited liability partnership funds are reclassified from “Investment securities” in non-current assets to “Operating investment securities” in current assets. As those were recorded as “Non-operating revenue”/“Non-operating expense” at prior interim period, operating income for the prior interim period was lowered by 511 million yen, and there was no impact on ordinary income or income before income tax. In addition, compared with presentation applied this interim period, current assets at prior interim period end were lower by 15,315 million yen.

Change in presentation

(Interim Balance Sheet)

“Short-term guarantee deposits” previously included in “Other current assets” within current assets started to be stated separately for disclosure purposes from this interim fiscal period. The amounts of short-term guarantee deposits included in “Other current assets” within current assets as of September 30, 2005 were 34,753 million yen.

Notes to statement of financial condition

1.	Accumulated depreciation of tangible fixed assets

As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
21,913 Million yen	22,559 Million yen	23,563 Million yen

«Reference» Ex-UFJ Tsubasa Securities

As of September 30, 2005
7,075 Million yen

2.	Debt guarantee

As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
655 Million yen	— Million yen	29 Million yen

«Reference» Ex-UFJ Tsubasa Securities

As of September 30, 2005
33 Million yen

3.	Subordinated borrowings

Current portion of long-term borrowings and Long-term borrowings include subordinated borrowings provided in Article 2 of the “Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies” (the Prime Ministers Office Ordinance No. 23, 2001), and the amounts were as follows.

	As of September 30, 2006	As of September 30, 2005	As of March 31, 2006
Current portion of long-term borrowings	106,000 Million yen	40,000 Million yen	— Million yen
Long-term borrowings	140,500 Million yen	246,500 Million yen	246,500 Million yen

Mitsubishi UFJ Securities Co., Ltd.

«Reference» ex-UFJ Tsubasa Securities

Not applicable

Notes to statement of operations

1.	Restructuring cost for branches

The cost incurred for restructuring the network of branches relating to the merger with ex-UFJ Tsubasa Securities.

Notes to statement of changes in net assets

Treasury stocks

Type	March 31, 2006	Increase	Decrease	September 30, 2006
Common stocks (in thousand shares)	9,000	92	213	8,880

(Reason for changes)

Increase due to repurchase of odd lots	92	thousand shares
Decrease due to exercise of stock options	202	thousand shares
Decrease due to resale of odd lots	11	thousand shares

(Mitsubishi UFJ Securities Co., Ltd.)

Interim financial data for the Fiscal Year Ending March 31, 2007

1.	Commissions

(1) Breakdown by account

(Millions of yen)

	For the six months ended September 30, 2006 (18.4.1 ~18. 9.30) (A)	For the six months ended September 30, 2005 (17.4.1 ~17. 9. 30) (B)	Ratio (A) / (B)	For the year ended March 31, 2006 (17.4.1 ~ 18. 3. 31)	«Reference» Ex-UFJ Tsubasa Securities
					For the six months ended September 30, 2005 (17.4.1 ~ 17. 9. 30)
			%
Brokerage commissions	23,802	17,460	136.3	66,109	15,600
(Equities)	(23,628)	(17,338)	(136.3)	(65,783)	(15,557)
(Bonds)	(101)	(72)	(140.8)	(207)	(30)
Underwriting & selling	4,871	4,765	102.2	14,833	2,271
(Equities)	(3,470)	(2,564)	(135.3)	(10,352)	(1,576)
(Bonds)	(1,401)	(2,201)	(63.7)	(4,480)	(694)
Subscription & distribution commissions	14,659	4,208	348.3	17,403	2,900
(Investment trusts)	(12,219)	(4,086)	(299.0)	(16,337)	(2,793)
Other commissions	21,786	11,782	184.9	31,650	6,255
(Investment trusts)	(7,889)	(3,256)	(242,2)	(9,797)	(2,162)

Total	65,120	38,216	170.4	129,997	27,027

(2)	Breakdown by Products

(Millions of yen)

	For the six months ended September 30, 2006 (18.4.1 ~18. 9.30) (A)	For the six months ended September 30, 2005 (17.4.1 ~17. 9. 30) (B)	Ratio (A) / (B)	For the year ended March 31, 2006 (17.4.1 ~ 18. 3. 31)	«Reference» Ex-UFJ Tsubasa Securities
					For the six months ended September 30, 2005 (17.4.1 ~ 17. 9. 30)
			%
Equities	27,794	20,296	136.9	76,919	17,243
Bonds	4,224	3,010	140.3	7,222	1,060
Investment trusts	20,180	7,393	272.9	26,254	4,969
Others	12,920	7,515	171.9	19,600	3,753

Total	65,120	38,216	170.4	129,997	27,027

2.	Net gain (loss) on Trading

(Millions of yen)

	For the six months ended September 30, 2006 (18.4.1 ~ 18. 9.30) (A)		For the six months ended September 30, 2005 (17.4.1 ~ 17. 9. 30) (B)		Ratio (A) / (B)	For the year ended March 31, 2006 (17.4.1 ~ 18. 3. 31)	«Reference» Ex-UFJ Tsubasa Securities
							For the six months ended September 30, 2005 (17.4.1 ~ 17. 9. 30)
					%
Equities		639		6,874	9.3	23,445		4,478
Bonds		45,484		24,021	189.4	64,608		13,101
Others	Δ	933	Δ	497	—	7,474	Δ	647

Total		45,189		30,398	148.7	95,528		16,933

(Mitsubishi UFJ Securities Co., Ltd.)

3.	Equity Trading Activity (excluding futures)

(Unit: Millions of shares, Millions of yen)

	For the six months ended September 30, 2006 (18.4.1~18.9.30)		For the six months ended September 30, 2005 (17.4.1~17.9.30)		Period-to-Period comparison (%)		For the year ended March 31, 2006 (17.4.1~18. 3.31)		(Reference) Ex-UFJ Tsubasa Securities
									For the six months ended September 30, 2005 (17.4.1~17.9.30)
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Total	10,462	14,160,443	11,112	10,372,350	94.1%	136.5%	30,971	33,469,604	7,454	6,563,160
(Proprietary)	(4,063)	(4,986,686)	(4,061)	(3,712,320)	(100.0%)	(134.3%)	(10,729)	(11,024,429)	(2,377)	(2,338,834)
(Brokerage)	(6,398)	(9,173,756)	(7,050)	(6,660,029)	(90.8%)	(137.7%)	(20,241)	(22,445,175)	(5,077)	(4,224,325)
Agent ratio	61.2%	64.8%	63.4%	64.2%			65.4%	67.1%	68.1%	64.4%
TSE share	1.90%	1.93%	1.82%	1.95%			2.22%	2.39%	1.27%	1.27%

4.	Underwriting, subscription and distribution

(Unit: Millions of shares, Millions of yen)

			For the six months ended September 30, 2006 (18.4.1~18.9.30)	For the six months ended September 30, 2005 (17.4.1 ~17.9.30)	Period-to-Period comparison (%)	For the year ended March 31, 2006 (17.4.1~18.3.31)	(Reference) EX-UFJ Tsubasa Securities
							For the six months ended September 30, 2005 (17.4.1~17.9.30)
Underwriting	Equities	(No. of shares)	39	14	281.5%	91	25
	Equities	(Amount)	69,543	80,602	86.3	254,554	45,376
	Bonds	(Face value)	1,615,991	2,035,972	79.4	4,664,882	1,090,621
	Commercial paper and foreign certificates	(Face value)	6,600	—	—	46,900	16,400
Subscription and distribution	Equities	(No. of shares)	29	13	224.7	92	23
	Equities	(Amount)	144,701	77,226	187.4	248,034	44,885
	Bonds	(Face value)	656,286	869,016	75.5	1,594,318	177,785
	Investment trusts	(Face value)	2,664,867	1,192,141	223.5	4,538,833	1,000,868
	Commercial paper and foreign certificates	(Face value)	6,600	—	—	46,900	16,400

*	Including selling and distribution of private placement.

5.	Capital adequacy ratio

(Millions of yen)

			As of Sep. 30, 2006	As of Sep. 30, 2005	As of March 31, 2006	(Reference) EX-UFJ Tsubasa Securities
						As of Sep. 30, 2005
Basic items		(A)	681,172	399,098	667,156	231,468
Supplementary item	Net unrealized gains on investment securities		12,342	8,465	21,063	12,610
	Statutory reserves		2,165	1,457	2,027	433
	Allowance for doubtful accounts		73	18	138	93
	Short-term subordinated debt		246,500	286,500	246,500	—
	Total	(B)	261,082	296,440	269,728	13,136
Deductible assets		(C)	272,705	193,300	256,516	50,729
Net capital	(A) + (B) - (C)	(D)	669,548	502,238	680,368	193,875
Total risk	Market risk		67,979	74,433	60,179	15,569
	Counterparty risk		20,532	12,248	19,281	5,752
	Basic risk		44,987	23,206	41,143	16,264
	Total	(E)	133,498	109,887	120,603	37,586
Capital adequacy Ratio	(D) / (E) x 100		501.5%	457.0%	564.1%	515.8%

6.	Number of employees

(unit: person)

	As of Sep. 30, 2006	As of Sep. 30, 2005	As of Mar. 31, 2006	«Reference» EX-UFJ Tsubasa Securities
				As of Sep. 30, 2006
Director	20	13	19	8
Employee	6,024	3,471	6,244	3,012

(Note) Number of employees includes following executive officers.

As of Sep. 30, 2006	25
As of Sep. 30, 2005	26
As of Mar. 31, 2006	33

«Reference» Ex-UFJ Tsubasa Securities
As of Sep. 30, 2005	14

(Mitsubishi UFJ Securities Co., Ltd.)

(Reference)

QUARTERLY STATEMENT OF OPERATIONS

(Millions of yen)

									«Reference» Ex-UFJ Tsubasa Securities
Description	FY 2005 2Q [2005. 7. 1] [2005. 9. 30]	FY 2005 3Q [2005. 10. 1] [2005. 12. 31]	FY 2005 4Q [2006. 1.1] [2006. 3. 31]		FY 2006 1Q [2006. 4. 1] [2006. 6. 30]		FY 2006 2Q [2006. 7. 1] [2006. 9. 30]		FY 2005 2Q [2005. 7. 1] [2005. 9. 30]
Operating revenue	42,512	85,105		82,053		56,589		65,789		28,502
Commissions	21,779	44,042		47,738		32,488		32,631		16,460
Brokerage commissions	10,088	26,774		21,874		14,059		9,743		9,277
(Equities)	(10,025)	(26,682)		(21,762)		(13,966)		(9,661)		(9,254)
(Bonds)	(35)	(62)		(73)		(44)		(57)		(15)
Underwriting & selling commissions	2,516	5,981		4,086		2,036		2,834		1,523
(Equities)	(1,203)	(4,481)		(3,307)		(1,145)		(2,324)		(1,032)
(Bonds)	(1,313)	(1,500)		(779)		(891)		(510)		(491)
Subscription & distribution commissions	2,439	4,186		9,008		7,955		6,704		1,528
(Investment trusts)	(2,387)	(3,988)		(8,262)		(6,462)		(5,756)		(1,497)
Other commissions	6,734	7,100		12,768		8,437		13,349		4,130
(Investment trusts)	(1,692)	(3,150)		(3,390)		(3,765)		(4,123)		(1,131)
Net gain (loss) on trading	18,154	37,062		28,067		19,575		25,614		9,546
Equities	3,388	11,586		4,984	Δ	191		830		2,324
Bonds	10,729	22,657		17,929		20,010		25,474		7,298
Others	4,036	2,818		5,153	Δ	243	Δ	690	Δ	76
Net gain (loss) on operating investment securities		—		2,520		1,405		1,487		—
Net gain (loss) on other trading	0	28	Δ	30		0		0		1,071
Interest and dividend income	2,579	3,971		3,756		3,119		6,056		1,423
Interest expense	1,252	1,591		2,159		2,716		4,297		652

Net operating income	41,259	83,514		79,893		53,873		61,492		27,849

Selling, general and administrative expense	26,670	41,489		52,844		44,180		47,384		19,715
Transaction related costs	8,337	10,601		15,237		13,181		16,345		4,329
Employee compensation and benefits	9,760	16,412		21,159		17,343		16,303		8,410
Occupancy and equipment	2,182	5,284		6,208		5,210		5,862		3,121
Data processing and other services	2,736	3,975		5,152		4,663		4,808		2,149
Depreciation and amortization	2,638	3,952		3,230		2,304		2,401		868
Taxes, other than income taxes	310	627		528		678		391		172
Others	704	635		1,327		797		1,271		664

Operating income	14,589	42,024		27,048		9,692		14,107		8,134

Non-operating revenue	864	1,089	Δ	91		781		677		526
Non-operating expense	70	70		863		150		569		326

Ordinary income	15,384	43,043		26,093		10,323		14,215		8,334

Extraordinary gain	74	418		260		61		153		98
Extraordinary loss	3,031	6,678		6,207		858		714		2,401

Income before income tax	12,427	36,784		20,145		9,526		13,654		6,031

Income taxes-current	45	7,554		12,085		30		6,069		3,597
Income taxes-deferred	1,484	6,212	Δ	8,106		4,927	Δ	1,826	Δ	1,247

Net income	10,898	23,017		16,166		4,569		9,411		3,681

Filings with the U.S. SEC

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed stock-for-stock exchange transaction to make Mitsubishi UFJ Securities Co., Ltd. (“MUS”) a wholly-owned subsidiary of MUFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, MUS plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed transaction will be voted upon. The Form F-4 and prospectus contains important information about MUFG, MUS, the stock-for-stock exchange transaction and related matters. U.S. shareholders of MUS are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the stock-for-stock exchange transaction carefully before they make any decision at the MUS shareholders meeting with respect to the proposed stock-for-stock exchange transaction. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MUFG Contact:	MUS Contact:

Mr. Hitoshi Shimamura 2-7-1, Marunouchi, Chiyoda-ku Tokyo 100-8330 Japan Telephone: 81-3-3240-6608 Email: Hitoshi_Shimamura@hd.mufg.jp	Mr. Hiroshi Kutose 2-5-2, Marunouchi, Chiyoda-ku Tokyo 100-0005 Japan Telephone 81-3-6213-6584 Email: kutose-hiroshi@sc.mufg.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction, MUFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the U.S. SEC at 1-202-551-8090 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MUFG, MUS and their businesses after completion of the transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MUFG’s and MUS’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of MUS securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MUFG and MUS, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MUFG and MUS, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MUFG filed with the U.S. SEC. Other than as required by applicable law, MUFG and MUS do not undertake any obligation to update or revise any forward-looking information or statements.